UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F/A1

(MARK ONE)
   [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)OR (G)OF THE SECURITIES EXCHANGE ACT OF 1934 OR

   [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED
                          ------------------------------------------------------

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                       TO
                               ---------------------    --------------------

COMMISSION  FILE  NUMBER:              0-49714
                          --------------------------------------------------


                              PAN ASIA MINING CORP.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  YUKON, CANADA
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


    SUITE 900-580 HORNBY STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 3B6
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


     TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED

           NONE
-----------------------------     ----------------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                        COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                                      NONE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)


--------------------------------------------------------------------------------
NUMBER OF OUTSTANDING SHARES OF EACH OF THE COMPANY'S CLASSES OF CAPITAL OR COMMON STOCK AS OF JUNE 17, 2002: 85,872,793

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

YES        NO    X
    -----      -----

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

     ITEM 17   X    ITEM 18
             -----           -----

CURRENCY  AND  EXCHANGE  RATES

     Unless otherwise indicated herein, all dollar amounts in this Registration Statement are expressed in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. The rate of exchange reflects the noon buying rate in New York City for cable transfers in Canadian Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth the rate of exchange for the Canadian Dollar, expressed in the U.S. dollars, at the end of each of the three most recent fiscal years ended December 31, three months ended March 31, 2002 and three months ended March 31, 2001, the average rates for each period, and the range of high and low rates for each period.

                          Three Months Ended
                               March 31        Year Ended December 31
                           ---------------  ----------------------------
                            2002    2001        2001     2000      1999
                           ------  -------  --------  --------  --------
Rate at end of period      0.6266   0.6336     0.6279   0.6669    0.6944

Average during the period  0.6271   0.6542     0.6457   0.6732    0.6730

High                       0.6200   0.6336     0.6241   0.6410    0.6535

Low                        0.6342   0.6697     0.6697   0.6969    0.6925

FORWARD  LOOKING  STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. When used in this Registration Statement, the words "estimate," "project," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the heading "Certain Risks of Operation" in
Item 1 hereof.


                                    GLOSSARY

ABBREVIATIONS

(NB: The symbol "approx." means "is approximately equal to")

Cdn$   Canadian Dollar; 1 Cdn$ approx. US $0.67
cm     cubic metre(s), 1 cm   1.3079 approx. cubic yards
ct(s)  carat(s), unit of weight used to measure precious stones; 1 ct approx. 200 milligrams
gm(s)  gram(s); 1 gm approx. 0.032 troy ounces
h(s)   hectare(s); 1 h approx. 2.47 acres or 15 mu
kg(s)  kilogram(s); 1 kg approx. 2.2 pounds
km     kilometre(s); 1 km approx. 0.62 miles
km2    square kilometre(s); 1 km2 approx. 0.39 square miles or 247 acres
m      metre(s); 1 m approx. 0.91 yards or 3.3 feet
m2     square metre(s); 1 m2 approx. 10.8 square feet
mu     unit of Chinese land area; 1 mu approx. 667 square metres  or 0.07 hectares
PRC    People's Republic of China
tn(s)  tonne(s) [metric ton(s)]; 1 tn approx. 1,000 kilograms or 0.98 long tons or
       1.1 short tons
US$    United States Dollar; 1 US$ approx. Cdn$0.67
Y      RMB Yen (unit of Chinese currency); 1 Y approx. US$0.12 or Cdn$0.19

GENERAL  TERMS

Changma Joint Venture        Mengyin Diamond Corporation Ltd., a joint venture company
                             which holds the mining license comprising the 701 Changma
                             Mine. Changma Joint Venture is also referred to as the 701
                             Joint Venture or 701 JV.

China Best                   China Best (Asia) Limited, a Hong Kong corporation 100% owned by Winluck, which holds an interest in the Xiyu Joint Venture which, in turn,  holds the 702 Xiyu License.

Company                      Pan Asia Mining Corp., a company   registered in the Yukon
                             Territory, Canada and having a registered and records office at
                             Suite 1100, 888 Dunsmuir Street Vancouver, B.C. V6C 3K4, the
                             common shares of which are traded on the  Canadian Venture
                             Exchange.

Crystal Bright               Crystal Bright (Asia) Limited, a Hong Kong corporation 100%
                             owned by Winluck, which holds an interest in the Linyi Joint
                             Venture which holds the 703 Linyi License.

four Chinese joint
venture companies            the Huixian Joint Venture, Changma Joint Venture, Xiyu Joint
                             Venture and Linyi Joint Venture.

Gold Field                   Gold Field (Pacific) Limited, a private Hong Kong company which holds an interest in the Huixian Joint Venture which in turn holds the mining and exploration Licenses comprising the Huixian Mine.

Huixian Joint Venture        Shandong Huixian Gold Fields Minerals Co. Ltd., a joint
                             Venture company which holds the mining and exploration licenses comprising the Huixian Mine. The Huixian Joint Venture is also referred to as the Huixian JV.

Huixian Mine                 a copper/gold mine located near the town of Zouping, Shandong
                             Province, PRC and held under two licenses:  (1) a mining license with an area of approximately 2.6 km2 (the "Huixian Mining
                             License"), and (2) an exploration license with an area of 66.1 km2
                             (the "Zouping Exploration License") (Figure A-2), which area includes the Huixian Mining License.  The Huixian Mining
                             License and the Zouping Exploration License are together referred to herein as the "Huixian Mine".

Huixian Mining License       a mining license with an area of approximately 2.6 km2
                             which is included in the 66.1 km2 area of the Zouping Exploration
                             License.  The Huixian Mining License and the Zouping Exploration
                             License are together referred to herein as the Huixian Mine.

Linyi Joint Venture          Shandong Linyi Geology and Mineral Resources Development
                             Company, a joint venture company which holds the 703 Linyi
                             License.  Linyi Joint Venture is also referred to as the 703 Joint
                             Venture or 703 JV.

701 Changma Mine             a mining license having an approximate area of 0.5 km2 and additional leased land having an approximate area of 1.05 km2, both located near the town of Changma, Shandong Province, PRC.

702 Xiyu License             a mining license having an approximate area of a little under 0.3 km2 located near the village of Xiyu, Shandong Province, PRC.

703 Linyi License            an exploration license having an approximate area of 1,650 km2 located near the town of Linyi in the Pingyi and Feixian Counties of Linyi Prefecture, Shandong Province, PRC.

shares                       common shares without par value of Pan Asia Mining Corp.

VVS1                         VVS1 Limited, a private Hong Kong company 100% owned by
                             Winluck, which holds an interest in the Changma Joint Venture which holds the mining license comprising the 701 Changma Mine.

Winluck                      Winluck (Bahamas) Ltd., a private Bahamian company which
                             owns three private Hong Kong companies which, in turn, hold interests in the Changma Joint Venture, the Xiyu Joint Venture and
                             the Linyi Joint Venture, respectively.

Xiyu Joint Venture           Mengyin Huanya Diamond Development Co. Ltd., a joint venture company which holds the 702 Xiyu License.  Xiyu Joint Venture is also referred to as the 702 Joint Venture or 702 JV.

Zouping Exploration License  an exploration license with an area of 66.1 km2 located near the town of Zouping, Shandong Province, PRC,
                             which license includes the 2.3 km2 Huixian Mining License.
                             The Zouping Exploration License and the Huixian Mining License are
                             together referred to herein as the Huixian Mine.


                                      - 3 -

MINING TERMS

breccia                      coarse grained rock composed of angular broken rock fragments, held together with a fine grained mineral or rock cement.

cluster                      a number of kimberlite pipes or bodies that occur comparatively close together. This is a very common mode of occurrence for kimberlite and normally only one or two of the pipes or bodies in the cluster are found to be diamondiferous, or diamond bearing.

Concentrate                  one form of an end product from a mill containing the majority of the valuable mineral from which most of the waste material in the ore has been separated.  This type of product is usual with minerals containing base metals.

conglomerate                 a coarse grained sedimentary rock composed of rounded to
                             subangular fragments, set in a fine grained matrix of sand or silt.

deposit                      an informal term for an accumulation of mineral(s) or other valuable earth material of any kind and origin.

diamond bearing              kimberlitic or lamproitic rocks are those containing sufficient diamonds to be of potential economic interest.

diamond drilling             a form of rotary drilling in which diamond tipped bits are used as a cutting tool; a common method of prospecting (exploration), especially where core samples are desired.

diamondiferous               kimberlitic or lamproitic rocks are those containing diamonds, but of too low a grade and/or too small a rock volume to be
                             economically attractive.

dip                          the angle that a structural surface, or mineral bed makes with the horizontal when measured perpendicular to the strike of the surface or bed.

faulting                     consists of a fracture, or zone of fractures, in the earth's crust along which there has been displacement of the sides relative to one another, parallel to the fracture.

gems                         those diamonds large enough (> 0.45 ct) and of sufficient quality to command a premium price, for use in jewelry.

grade                        the number/amount, or quantity, of commercial diamonds, or valuable mineral(s) found per unit quantity of rock.  Diamond grades can be expressed in milligrams/m3 or in cts/tn.  The grade of common minerals are expressed in percentages and those of precious metals in gms/tn or ounces/short ton, respectively.

indicator minerals           those associated with kimberlites or lamproites and, when
                             found on surface, indicate the presence of diamond bearing rocks nearby.
                             They are commonly used in the exploration for diamond bearing kimberlites.

industrials                  those diamonds that cannot be used, for one reason or another, in jewelry.  Industrial uses include grinding, cutting, manufacture of abrasives, and drawing of wires and filaments.

internal rate of return      rate at which the present value of expected cash inflow from a particular project equals the present value of expected cash outflow of that same project.  It is a common measure of economic
                             attractiveness.

karst                        a type of topography formed in limestone, gypsum and other rocks by dissolution and characterized by sinkholes, caves
                             and underground drainages.

kimberlite                   a rock made up mainly of peridotite (olivine), from volcanic type eruptions that have occurred on lines, or in areas, of weakness in the earth's crust.  Such eruptions are initiated deep with the earth's core, at sufficient depth to pick up diamonds on their journey to the surface.  In addition, such eruptions must travel fast enough on their ascent to cool quickly, so the included diamonds are not burnt off.  Kimberlites are always found in areas of very stable Archean rocks (cratons), such as the Canadian Shield.

lamproite                    a rock, with a mode of occurrence very similar to that of
                             kimberlite, except it is largely made up of eclogite (garnet and pyroxene).  This type of deposit mainly occurs on or near to the boundaries of the Archean Rocks (cratons) in areas of less stable rocks.

mill                         a plant or assemblage of buildings where mined rock is broken down to such a size, and in such a manner, that the valuable mineral can be removed from the majority of the containing rock, to form a commercially viable concentrate or saleable product.


                                      - 4 -

ore                          a rock containing one or more minerals which is being or has been mined at a profit.

ore reserve                  that part of the reserve that has been demonstrated by an ongoing or past mining operation to be capable of being extracted at a profit

project                      a business venture, mining or otherwise.  Project economics are those which do not take into consideration the terms of any joint venture agreement(s) that have or may be made.

reserve                      that part of a resource which can be profitably and legally mined, under certain specific and generally accepted economic conditions.

                             The economic attractiveness of the potential mining operation should be demonstrated by a preliminary feasibility study based on the measured and indicated resources.  (Also see "reserves &
                             resources" below for classifications of reserves.)

resource                     a deposit or concentration of mineral(s) in such quantity, or quality, that profitable extraction of a particular mineral(s) is currently, or potentially, possible.  (Also see "reserves &
                             resources" below for classifications of resources.)

reserves & resources         are classified on the basis of the degree of confidence in the estimated quantity and grade in and of the deposit, as follows:

                             measured/proven  reserve/resource:  one where the estimated
                             ---------------------------------
                             quantity, size, configuration and grade of that part of the deposit has been well established by observation and by sampling of outcrops, drillholes, trenches, mine workings and mine operations.

                             indicated/probable reserve/resource:  one where the estimated
                             -----------------------------------
                             quantity, grade and continuity of grade, together with its extent and shape are so established that a reliable estimate of the grade and quantity can be made.  In the case of reserves, the economic viability should have been demonstrated by engineering studies.

                             inferred/possible resource:    one where the estimated quantity and
                             --------------------------
                             grade of a part, or the whole, of the deposit has been determined on the basis of limited sampling.  Nevertheless, there is sufficient geological information, together with a reasonable understanding of the continuity and distribution of mineral values to outline a deposit of potential economic merit, or to extend to a reasonable degree the already outlined indicated or probable resource/reserve.

strike                       the direction, or trend, taken by a structural or mineral feature as it intersects the horizontal.

tailings                     waste products from the mill after the valuable mineral(s)
                             has(have) been removed.

throughput                   the quantity of mined rock that passes through the mill during some particular period, usually either a day or a year.

trenching                    excavating narrow cuts in the earth and soil overlying bedrock so that the rock can be chipped or cut to form a representative sample of the material(s) found in the rock.

                                   TABLE OF CONTENTS

                                       PART I
PAGE

ITEM 1    Identity of Directors, Senior Management and Advisers                7
ITEM 2    Offer Statistics and Expected Timetable                              7
ITEM 3    Key Information                                                      7
ITEM 4    Information on the Company                                          11
ITEM 5    Operating and Financial Review and Prospects                        43
ITEM 6    Directors, Senior Management and Employees                          48
ITEM 7    Major Shareholders and Related Party Transactions                   51
ITEM 8    Financial Information                                               52
ITEM 9    The Offer and Listing                                               53
ITEM 10   Additional Information                                              54
ITEM 11   Quantitative and Qualitative Disclosure About Market Risk           61
ITEM 12   Description of Securities Other than Equity Securities              62

                                      PART II

ITEM 13   Not applicable
ITEM 14   Not applicable
ITEM 15   Not applicable
ITEM 16   Not applicable
                                      PART III

ITEM 17   Financial Statements                                                62
ITEM 18   Financial Statements                                                62
ITEM 19   Exhibits                                                            62


FIGURES

A-I  The Huixian Cu-Au Mine and Transportation Routes in Shandong Province
A-2  The Huixian Mine, the Mining and Exploration License Areas
A-3  The Approximate Plant Locations and Tailing Impoundment in the Huixian Cu-Au Mine
A-4  Huixian Copper/Gold Mine: No.1 Vein Mine Workings and Resources
B-l  Location Map of 701 Changma Diamond Mine in Shandong, China
B-2  701 Changma Diamond Mine: Open-Pit and the Shengli Diamond Bearing Pipes and Dykes
B-3  Property and Topographic Map of 701 Changma Diamond Mine
B-4  The Plant and Open-Pit of 701 Changma Diamond Mine, Shandong, China
C-I  Location Map of 702 Xiyu Diamond Deposit in Shandong, China
C-2  Approximate Mining License Area and Topography of 702 Xiyu Diamond Deposit, Shandong, China
C-3  Proposed Infrastructure for the 702 Project by Pan Asia Mining Corp.
C-4  Geology and Topography of Xiyu Diamondiferous Belt
D-l  Location Map of 703 Exploration License Area in Shandong, China
D-2  703 Exploration License Area: Geology and Topography

PART  I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
-------------------------------------------------------------

     A.   DIRECTORS  AND  SENIOR  MANAGEMENT.
          ----------------------------------

The following are the names, business addresses and functions of the Company's directors and senior management:

JAMES POE                         Room  #803 Des Voeux Road Central, Hong Kong,
President, Chief Executive        People's Republic of China
Officer, Chairman & a Director

GEORGE LAFORME                    Room 2003A-4, Central Plaza
Director                          18,  Harbour Road
                                  Hong Kong, People's Republic of China

SHIJIE HU                         12th Lin Xi Wu Lu, Linyi City, SHANDONG,
Director, General Manager         People's Republic of China 276006
of 702 and 703 Diamond
Joint Venture Company

ALBERT WU                         6541  Lime Street, Vancouver, B.C.  Canada
Corporate Treasurer and           V6P 5V7
Corporate Secretary

     B.   ADVISERS.
          ---------

THE FOLLOWING ARE NAMES AND ADDRESSES OF THE COMPANY'S PRINCIPAL BANKERS AND LEGAL ADVISERS WITH WHICH THE COMPANY HAS A CONTINUING RELATIONSHIP:

The Company's principal banker is the Bank of Montreal, Main Branch, 595 Burrard Street, Vancouver, B.C., Canada, V7X 1L7.

The  Company's  legal  advisors are:

(1) McCullough O'Connor & Irwin, Suite 1100, 888 Dunsmuir Street, Vancouver, B.C., Canada, V6C 3K4.

(2) Christopher Flannery, Astor Weiss Kaplan & Mandel, LLP, The Bellevue, 6th Floor, 200 South Broad Street, Philadelphia, Pennsylvania, USA, 19102.

     C.   AUDITORS.

THE COMPANY'S AUDITORS FOR THE PRECEDING THREE YEARS ARE:
--------------------------------------------------------

LaBonte & Co., Chartered Accountants, Suite 1205 - 1095 West Pender Street, Vancouver, B.C., Canada, V6E 2M6

The  auditors  are  members  of  the  Canadian  Institute of Chartered Accounts.



ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-----------------------------------------------------

THIS FORM 20-F IS BEING FILED AS A REGISTRATION STATEMENT UNDER THE EXCHANGE ACT AND THEREFORE THE INFORMATION UNDER THIS ITEM IS NOT APPLICABLE.


ITEM  3.  KEY  INFORMATION
--------------------------

     A.   SELECTED  FINANCIAL  DATA.
          --------------------------

The following table summarizes consolidated financial data for the Company for the last four (4) completed financial years and the three months ended March 30, 2002. The Company does not show the accounting parent's financial statements prior to the reverse takeover for the year ended February 28, 1997 as the accounting parent was in a different business and they are not considered to be meaningful.

                           Three Months Ended
                                 March 31               Years Ended December 31
                               (Unaudited)                     (Audited)
                          --------------------  ------------------------------------------
                            2002       2001         2001      2000       1999       1998
                             ($)        ($)          ($)       ($)        ($)        ($)
                          ---------  ---------  --------- ---------- ---------  ----------
                                          (In Thousands, except per share data)
Revenue                          -          -          -          -          -          -
Income (loss)                 (443)      (269)    (5,466)   (19,871)    (8,828)    (1,394)
Income (loss) per share      (0.01)     (0.01)     (0.08)     (0.40)     (0.27)     (0.08)
Total assets                   136      4,002        126      3,980     21,426     27,241
Long term debt                   -          -          -          -          -          -
Cash dividend paid               -          -          -          -          -          -

The Corporation's financial statements have been prepared in accordance with GAAP in Canada. A major difference under Canadian generally accepted accounting principals is that the costs of acquiring and exploring mineral properties are capitalized prior to commercial feasibility and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are exploration costs for projects not yet determined by management to be commercially feasible. Except as noted above and as disclosed in Note 10 of the financial statements, the financial statements conform in all material respects with U.S. GAAP.
Listed  below  are  the  reconciled  amounts  under  U.S.  GAAP.

                             Three Months Ended             Years Ended December 31
                                 March 31         ------------------------------------------
                                (Unaudited)                       (Audited)
                           --------------------  -------------------------------------------
                               2002       2001       2001       2000       1999       1998
                                ($)        ($)        ($)        ($)        ($)        ($)
                           ---------  ---------  ---------  ---------  ---------  ----------
                                      (In Thousands, except per share data)
Revenue                           -          -            -          -          -         -
Income (loss)                  (443)      (280)      (5,227)   (15,683)    (6,634)   (1,365)
Income (loss) per share       (0.01)     (0.00)       (0.08)     (0.34)     (0.22)    (0.08)
Total assets                    136      3,572          126      3,560     16,766    20,383
Long term debt                    -          -            -          -          -         -
Cash dividend paid                -          -            -          -          -         -

Under United States generally accepted accounting principles, the Company would be considered a development stage company since its inception. Throughout the periods indicated, the Company had no redeemable preferred shares outstanding and declared no cash dividends on its common shares.


B.   CAPITALIZATION  AND  INDEBTEDNESS.

The authorized capital of the Company is unlimited number of common shares without par value. As of May 31, 2002, the outstanding number of shares were 84,112,793.

                                            May 31,
                                               2002
                                        (Unaudited)
                                      -------------
LONG-TERM DEBT                        $          -
                                      =============

SHAREHOLDERS' EQUITY (1)
 Share capital                        $ 35,587,719
 Warrant subscriptions                     307,225
 Deficit                               (37,120,580)
                                      -------------
                                      $ (1,225,636)
                                      =============

 Total capitalization (deficiency)    $ (1,225,636)
                                      =============

Note:
(1) Shareholders' equity is presented in accordance with Canadian GAAP and would be different if presented in accordance with U.S. GAAP.

Included in issued capital are 5,000,000 performance shares held in escrow. These shares will be released from escrow at the rate of one share for each $2.00 of exploration expenditures by the Huixian copper/gold mine joint venture and if not released at the end of five years will be cancelled. An additional 1,969,698 shares are held in escrow of which 1,594,698 shares were issued on the exercise of GFPL special warrants. The release of these shares for trading is subject to the direction and approval of the TSX Venture Exchange.

At March 31, 2002, the Company had outstanding incentive stock options to directors and employees entitling the holders to purchase an aggregate of 3,588,000 common shares as follows:


          Options   Exercise Price   Expiry Date
         ----------------------------------------------

           900,000  $          0.19  September 23, 2005
           250,000  $          0.18  September 28, 2005
         1,000,000  $          0.10  September 17, 2003
         1,438,000  $          0.10  October 11, 2003

At March 31, 2002, the Company had 2,600,000 share purchase warrants outstanding as follows:


          Warrants   Exercise Price   Expiry Date
          ---------------------------------------------

          2,600,000  $          0.10  February 1, 2003

The above warrants were subsequently exercised on May 27, 2002.

The Company has received subscriptions of $307,225 pursuant to the exercise of warrants at a price of $0.21 per share. To date the shares have not been issued.


     C.   REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS.

THIS FORM 20-F IS BEING FILED AS A REGISTRATION STATEMENT UNDER THE EXCHANGE ACT AND THEREFORE THE INFORMATION UNDER THIS ITEM IS NOT APPLICABLE.


     D.   RISK  FACTORS.

The Company's ability to pursue the mining projects described in this registration statement is dependent on the ability of the Company to raise substantial working capital, which cannot be assured.

The Company does not have the funds to complete any of the four (4) mining projects described in this registration statement. Although the Company is actively seeking new funding, should it not be successful, the Company is at risk of losing all of its investments in the projects.

Mineral resource exploration and mining is a highly speculative business. Even if the Company generates sufficient capital to pursue commercial mining operations at its projects, there can be no assurance that such operations will result in profits to the Company.

Whether a mining project will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of regulations and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

POSSIBLE  VOLATILITY  OF  STOCK  PRICE.

The market prices of securities of companies whose future operating results are highly dependent on specific mining projects are often highly volatile. Announcements concerning exploration or mining progress or delays, or related governmental actions, developments in the mining industry generally, announcements by the Company or by competitors, results of the Company's operations and stock market conditions generally may have a significant impact on the market price of the Company's common stock.


DEPENDENCE  ON  JOINT  VENTURE  PARTNERS

The Company's business success in the People's Republic of China is, in part, dependent upon continued co-operation and interest on the part of its joint venture partners with whom it has material contracts.

GOVERNMENT REGULATION AND PERMITS

The operations of the Company require licenses, permits and approvals from various Chinese governmental authorities. Management believes that the Company presently holds or has applied for all necessary licenses, permits and approvals it requires to undertake its business in the PRC. However, there can be no assurance that the Company will be able to obtain or maintain in force all necessary licenses, permits and approvals that may be required to continue to undertake its business in the PRC.


DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon the services and continuing commitment of certain key personnel, the knowledge of key personnel and their ties to the business and political community in the PRC.


UNINSURED  RISKS

The Company may not be insured against losses or liabilities that could arise from its operations either because such insurance is unavailable or because the premium cost is excessive.


OPERATING HAZARDS & RISKS

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources including, but not limited to, unusual or unexpected formations, cave-ins, pollution, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage. Technically the Company does not own any properties as of the date this Registration Statement. The Company does not presently have insurance covering its Chinese mineral properties and does not presently intend to obtain liability insurance in an amount which it would consider adequate; the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits if a policy were obtained, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.


LIMITED  OPERATING  HISTORY  &  CASH  FLOW

The Company has a limited operating history, having acquired a contractual right to acquire a joint venture interest in the Huixian Mine in 1997 and the three Chinese diamond properties (the 701 Changma Mine, 702 Xiyu License and 703 Linyi License) in 1997. While the 701 Changma Mine is operational, the Huixian Mine is currently mothballed and the 702 Xiyu License and 703 Linyi License have yet to commence commercial production. The Company has a limited history of earnings or cash flow from its present operations. The only additional source of funds available to the Company at this time is the sale of equity or debt securities or other borrowings. The Company may generate additional working capital through equity offerings, borrowings, operation, development, sale or possibly the joint venture development of its properties and/or a combination thereof, there is no assurance that any such funds will be available for operations. Failure to obtain such additional capital, if needed, would have a material adverse effect on the Company's operations.

The Company has not declared or paid dividends during the past five years and does not anticipate doing so in the foreseeable future.


CONFLICTS  OF  INTEREST

Certain  officers and directors of the Company may also serve as officers and/or
directors  of  other  companies  whose  securities  are  listed on the   TSX
Venture Exchange or some other exchange, and which may engage in mineral resource exploration and development activities.

To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In accordance with applicable laws, statutes and regulations, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

A company owned by James Poe, Chairman of the Company, has the exclusive right to market diamonds from the 701 Joint Venture property. Although the Company believes that this contract is on terms similar to those available from third parties, this contract was not the subject of arm's length negotiations.


MINERAL  &  GEM  PRICES

The mining industry in general is intensely competitive and there is no assurance that a profitable market will exist for the sale of mineral resources that are developed. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Although the prices of gold, copper and diamonds have been relatively stable, no assurance may be given that prices for such minerals will remain so. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and the economic viability of any of the Company's mineral projects cannot accurately be predicted.


CURRENCY  EXCHANGE  CONTROLS

The PRC has a history of stable exchange rates and few major fluctuations and the Company believes that the risk to it of such fluctuations is low. The PRC currency was not significantly affected by the Asian economic crisis affecting so many other currencies in the region.



ITEM  4.  INFORMATION  ON  THE  COMPANY
---------------------------------------

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY.

The  Company  was  incorporated  on  October  20, 1986 under the laws of British
Columbia as Sancono Ventures Inc. On January 31, 1989 the Company's name was changed to Nu-Media Industries International Corp. On February 16, 1989, the Company's name was changed to Nu-Media Industries International Inc. On December 15, 1994, the Company's name was changed to Consolidated Nu-Media Industries Inc., its share capital consolidated on a seven (7) to one (1) basis, and its authorized share capital restored to 100,000,000 common shares without par value. Effective July 23, 1997, the Company completed the acquisition of Gold Field (Pacific) Limited ("Gold Field"), and the transaction was accounted for as a reverse takeover whereby Gold Field was deemed to have acquired the Company which was a continuation of Gold Field. On October 8, 1997 the Company was continued into the Yukon Territory and its name changed to Pan Asia Mining Corp. On November 25, 1997, the Company was registered as an extra-provincial company in British Columbia. On September 27, 2000, the shareholders approved an increase in authorized capital to an unlimited amount of common shares and the Company's name be changed to Pan Asia Resources Corp. or any other names that the management deemed appropriate. To date, the Company has not proceeded to change its name.

The Company's head office is located at: Suite 900 - 580 Hornby Street, Vancouver, British Columbia, Canada, V6C 3B6, with a registered and records office for the Province of British Columbia located at Suite 1100-888 Dunsmiur Street, Vancouver, British Columbia, Canada, V6C 3K4. The telephone number is
(604)  608-6686;  and  the  facsimile  number  is  (604)  608-6687.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except as noted in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.

The Company is a reporting Company in the Province of British Columbia and Yukon in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange under the trading symbol "PAR".


GENERAL  DEVELOPMENT  OF  THE  COMPANY'S  BUSINESS

The important events in the general development of the Company's business are as follows:

- Effective December 15, 1994, the Company consolidated its share capital on a 7:1 basis.

- In June 1996, the Company began negotiations to acquire all of the issued and outstanding shares of Gold Field (Pacific) Ltd. ("Gold Field"), a Hong Kong corporation. Gold Field's only asset was a 50% joint venture interest in the Huixian Mine.

- In March 1997, the Company borrowed (and repaid in April of 1997) $100,000 to fund general working capital requirements from Diamondmark Investments Ltd. at 8% per annum and issued a bonus of 20,000 common shares to a finder.

- In April 1997, the Company completed its private placement of 1,550,000 common shares at $1.00 each for gross proceeds of $1,550,000 required to complete the Gold Field reverse takeover.

- In May 1997, the Company issued 249,487 shares at a deemed price of $1.00 per share in settlement of $249,487 debt owed to a related party.

- In July 1997, the Company completed its reverse takeover of Gold Field for a purchase price comprised of 4,600,000 special warrants, 5,000,000 performance escrow shares, a convertible debenture in the principal amount of $1,500,000, 750,000 principals' escrow shares, US$5.00 per ounce based on the Company's interest of gold and gold equivalent on any mineral production exceeding 300,000 ounces for a period of five years (payable in cash or shares), 20% of the Company's interest in commercial production for 10 years (payable in shares), and assumption of $1,388,500 of Gold Field's debt which was subsequently settled by 636,927 share of the Company. Also in July 1997, the Company sold its subsidiary, Nu-Media Systems International Inc., a sign making company, to a director of the Company for nominal consideration.

- In August 1997, the Company completed a private placement of 249,769 shares at $2.60 each for gross proceeds of $649,400. Also in August 1997, the Company began negotiations to acquire all the issued and outstanding shares of Winluck (Bahamas) Ltd. ("Winluck"), a private Bahamian company Winluck's only assets were 50% joint venture interests in three diamond properties located in Shandong Province, PRC. Winluck was a wholly owned subsidiary of China Diamond Corp. a private company in which Mr. James Poe was Chairman and a director. Subsequently, Mr. James Poe became the President, Chief Executive Officer and a director of Pan Asia Mining Corp. on June 26, 1998.

- In September 1997, the Company borrowed Cdn $500,000 from Conquest Finance Corporation to fund its joint venture companies in the PRC. Interest on the loan is 14% per annum with no fixed repayment schedule. A related party guaranteed the loan.

- In October 1997, the Company completed its acquisition of Winluck by the issuance of 6,953,846 common shares of the Company to China Diamond Corp., valued at $22,600,000 and the assumption of $250,000 debt. As part of the acquisition, the Company also agreed to issue common shares in settlement of $250,000 of debt, and to undertake a private placement of 1,250,000 units at $2.80. Also in October 1997, the Company changed its name to reflect its new business.

- In November 1997, the Company issued 636,927 common shares at a deemed price $2.18 each in settlement of $1,388,500 of debt owed to High Luck Resources Ltd. for monies advanced to fund exploration work on the Huixian Mine. High Luck Resources Ltd. is a private company in Hong Kong, controlled by Mr. James Poe.

- Commencing December 31, 1997, the Company changed its fiscal year end to December 31st from February 28th.

- In June 1998, the Company completed a private placement with Auber Investments, Inc. of 60,241 special warrants at $1.66 for gross proceeds of $100,000, issued 725,605 common shares at deemed price of $0.40 each in settlement of debt owed to various creditors, and issued 2,209,884 common shares at a deemed price of $0.429 each in settlement of $948,040 of debt owed to Forever Diamond Ltd., a British Virgin Islands corporation controlled by Mr. James Poe.

- In July 1998, the Company engaged CEF Capital Limited of Hong Kong as its Sponsor and Lead Manager with respect to a proposed transaction involving the underwriting of a new company to be formed to hold the Company's diamond mining business in the PRC. This transaction was later cancelled.

- On August 1998, the Company proposed a private placement of four series of convertible debentures for gross proceeds of $6.12 million to fund mineral exploration projects and general working capital, and to borrow $600,000. This financing did not proceed.

- In October 1998, the Company completed a private placement of 333,333 units at $0.30 each for gross proceeds of $100,000 to fund general working capital.

- In December 1998, the Company received subscription proceeds for a private placement of 1,500,000 units at $0.20 each for gross proceeds of $300,000 to fund mineral exploration projects and general working capital. Shares for this private placement were issued in 1999.

- In December 1998, the Company received subscription proceeds for a private placement of 1,100,000 units at $0.18 each for gross proceeds of $198,000. Shares for this private placement were issued in 1999.

- By agreement dated March 3, 1999, the Company negotiated a loan of $3,000,000 from Eurogas Inc. to fund mineral projects and general working capital. To date, however, Eurogas Inc. was unable to provide the funds when requested and this loan was never completed. The loan agreement has since lapsed.

- On June 12, 1999, the Company negotiated settlement of outstanding debts totaling $965,376 through the issuance of 5,363,201 shares at a deemed price of $0.18 each.

- In April 1999, Forever Diamond Ltd., a British Virgin Islands corporation, exercised 225,000 warrants at $0.20 for gross proceeds of $45,000 to fund general working capital.

- In December 1999, Forever Diamond Ltd., a British Virgin Islands corporation, exercised 1,275,000 warrants at $0.20 for gross proceeds of $255,000 to fund general working capital.

- In March 2000, the Company issued 680,555 shares in settlement of a finder's fee payable of $122,500 relating to a financing in 1999 at the price of $.18 per share.

- On June 1, 2000, the Company announced the upgrade of the 701 Joint Venture plant was completed on March 26,2000 and underground mine construction continued. The upgrade restored the plant's capacity to 100,000 carats per year with improved recovery rate.

- On July 10, 2000, the Company announced a private placement of 30,000,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.14 per share. This private placement was subsequently reduced to 10,619,909 units due to cancellation of the proposed acquisitions. The Company applied to the TSX Venture Exchange to extend the expiry date of the warrants but did not receive approval.

- On August 25, 2000, the Company announced the completion of the first stage underground development by the 701 Joint Venture, which comprised of access and ventilation declines, a temporary shaft, access drifts and all related infrastructure.

- In September 2000, 3,174,000 Special Warrants which were issued on the acquisition of GFPL were exchanged for no further consideration into 3,174,000 shares.

- On September 18, 2000, the Company announced that it had entered into an agreement with Eurogas Inc. ("EuroGas") and its wholly owned subsidiary, EuroGas GesmbH of Vienna, Austria ("EuroGas-Austria") whereby the Company has the option to purchase a 51% interest in EuroGas-Austria for a total purchase price of $3,000,000 payable in allotments of not less than $250,000 for a period of four years. EuroGas-Austria owns a 50% interest in the TAKT Joint Venture ("TAKT") in the Republic of Sakha, which is developing proven oil and gas reserves and exploring for new oil and gas deposits on two large exploration blocks located near the city of Lensk. TAKT owns the right of first refusal over any future oil and gas exploration and development rights to all other mineral resources and timber located on all present and future TAKT acreage in the Sakha Republic, excluding diamonds. In November 2000, after a review of the Company's proposed acquisition with the officials of the TSX Venture Exchange, the Company decided not to proceed with the transaction and will instead remain focused on the development of its existing mining and exploration properties in China.

- On September 27, 2000, the shareholders of the Company approved the increase of the authorized capital from 100,000,000 common shares to an unlimited amount of common shares.

- On October 20, 2000, the Company announced that it had entered into an agreement with SPARS Plus Groupa Ltd. ("SPARS") of Riga, Latvia and its shareholders, whereby the Company had the option to purchase, in whole or in part, up to 100% interest in SPARS for a total purchase price of $7,500,000, payable by cash, or at the Company's discretion, common shares at a deemed price of $0.75 per share, or by a combination of cash and common shares. The Company would also use its best efforts to arrange for a $3,000,000 revolving line of credit with an interest rate of prime plus 1%. In November 2000, after a review of the Company's proposed acquisition with the officials of the TSX Venture Exchange, the Company decided not to proceed with the transaction and will instead remain focused on the development of its existing mining and exploration properties in China.

- In October 2000, the Company issued 31,746 shares at the price of $0.42 per share in settlement of $13,333 in interest to a director.

- In November 2000, the Company issued 442,485 common shares at a price of $0.14 per share to settle outstanding accounts payable in the amount of $61,948.

- On April 12, 2001, the Company announced a private placement of 2,600,000 units at the price of $0.10 per unit subject to regulatory approval. Each unit consists of one common share and one warrant exercisable for two years at the price of $0.10 per share. This private placement was completed in February 2002 with proceeds totalling $260,000.

- In May 2001, a payment schedule with respect to the remaining capital contribution was agreed upon with the 701 joint venture partners as below:
          (a)  $300,000 US due by March  31,  2001;
          (b)  $200,000 US due by April  15,  2001;
          (c)  $350,000 US due by June 30, 2001, on a best efforts basis; and
          (d)  any  remaining  balance  due  by  September  30,  2001.

     To date, the Company has paid a total of US$ 62,909.

- In May 2001, the Chairman of the Board of the Company agreed to loan the Company an aggregate of 5,000,000 common shares, at market price, at the interest rate of prime plus 5%. In consideration for this loan, the Company has agreed, subject to regulatory approval to issue a bonus of 20%, payable through the issuance of 1,000,000 common shares. The Company applied for regulatory approval to issue the bonus shares, which was received on October 1, 2001. To date, a total of 2,140,000 shares were sold for a total proceeds of $116,311 from which the Company advanced a total of US$62,909 to the 701 JV.

- In May 2001, the Company wrote down its carrying value on 701 Joint Venture to $3,157,420 from $17,302,929 and the 703 Joint Venture to $419,372 from
     $3,776,346 as of December 31, 2000 due to the delay in obtaining financing for these joint ventures.

- To date, the main decline at the 701 Joint Venture has been completed to the design depth as has the ventilation decline and the auxiliary has been close to be completed. The declines were connected in July 2001 and the underground kimberlite is now ready to be mined. The declines are currently being dewatered to stop flooding.

- At this time, the Company does not propose any further material changes to its business, however the Company is in constant negotiations with investors for financing.

- By an agreement dated March 24, 2002, the Changma Joint Venture agreed to have the balance of the cash contribution of approximately US$1,500,000 be delayed until the joint venture board meet again in May 2002 or such other time as mutually agreed upon. The Company further agreed to have US$500,000 be paid by April 10, 2002 and the balance before May 31, 2002. To date, only US$62,909 were paid and the balance is still outstanding.


B.   BUSINESS  OVERVIEW.

Since its incorporation, the Company has been engaged primarily in the location, acquisition and exploration of natural resource properties.

GENERAL  DEVELOPMENT  OF  THE  COMPANY'S  MINERAL  PROPERTIES

The Company has the right to earn a 50% interest in four joint ventures which hold mineral properties all located in Shandong Province, PRC, and known as:

          A)   the  Huixian  Mine;
          B)   the  701  Changma  Mine;
          C)   the  702  Xiyu  License;  and
          D)   the  703  Linyi  License.

The Company will earn its interests in these joint ventures by providing required cash contributions in accordance with the various joint venture agreements. However, if the Company does not make all of the cash contributions required, the Company will not have any interest in any of the above joint venture properties.


     A)   HUIXIAN  MINE

The business of the Shandong Huixian Gold Fields Minerals Co. Ltd. (the "Huixian Joint Venture") is to explore, develop, mine and prepare copper and gold bearing concentrates. The minerals are taken from a vein system that extends over approximately 9 km of strike length. The land comprising the Huixian Mine is located near the town of Zouping, Shandong Province, PRC and held under two licenses: (1) a mining license with an area of approximately 2.6 km2 (the "Huixian Mining License"), and (2) an exploration license with an area of 66.1 km2 (the "Zouping Exploration License") (Figure A-2), which area includes the Huixian Mining License. The Huixian Mining License and the Zouping Exploration License are together referred to herein as the "Huixian Mine".

The mineralized vein system was discovered in 1958 as part of a nation-wide search for iron ores, but there was no follow-up to the discovery until the mid 1970's, when the Zouping Copper Mine (located just to the north of the Zouping Exploration License) was discovered. A number of major geological exploration programs were initiated in 1987. The work included mapping, geophysical and geochemical surveys of the area. This work rediscovered the mineralization at Huixian and in 1990 and 1991 detailed exploration of the immediate area of the mine, that is, on 2 km of strike length of the #1 Vein only, showed there was sufficient economically attractive mineralization to warrant construction and commencement of mining operations.

The Huixian Mine was commissioned in 1992, as an underground operation with a mill having a rated throughput of 160 tns/day. However, the mill has never operated at more than half of its rated capacity, due mainly to the initial under-capitalization of the project. The mine has operated on this pilot plant basis up to August 1997, when a decision was made to terminate operations and mothball the facility until such time as the work needed to increase production to the rated capacity of the mill could be completed.

The current planning and engineering has included the estimation and scheduling of the additional upgrading work needed to start up the Huixian Mine at its rated capacity. The work, which consists of both surface and underground improvements, is estimated to cost US$1.35 million and to take from 6 to 8 months to complete. After the upgrade, both the mine and the mill will be capable of operating at least at the rated capacity and it is anticipated that the actual throughput could be as high as 180 tns/day.

As soon as the mill is in continuous operation at the design rate, it is planned to commence a major delineation drill program that is restricted to, but covers, the ground favourable to Huixian-style mineralization. This program is estimated to cost a little over US$3.0 million.

The Company will, after spending a total of US $2,316,113 on the proposed mine and mill upgrade plus the exploration program upgrade and exploration, earn a vested 50% interest in the project. On the completion of this work, should results be reasonably successful, the categorized proven and probable reserves should be sufficient to warrant the design, construction and operation of a 1,100 tns/day mine and plant. Until the Company spends the additional funds as indicated, it cannot become the 'Operator' for the Huixian Mine project. Due to the inability to raise further funding for development, the Company wrote down the carrying value of its joint venture interest to $1 at December 31, 2000.


     B)  701  CHANGMA  MINE

The business of Mengyin Diamond Corporation Ltd. (the "Changma Joint Venture") is to develop, mine, process and sell the rough recovered diamonds from diamond bearing pipes on the mining property (Figure B-3). The mining property consists of: (1) a mining license that has an approximate area of 0.5 km2 and is located near the town of Changma, Shandong Province, PRC, and (2) approximately 1.05 km2 of additional land leased over the life of the mine. The majority of the plots of land have been identified on Figure B-3. The mining license and additional leased land are together called the "701 Changma Mine".

Near to the 701 Changma Mine, the diamond bearing kimberlites of the Hongqi Dyke were located in 1965 after an intensive exploration program that the Chinese commenced in 1957. The Shengli Pipes were discovered soon after, in 1968. The Hongqi Dyke was mined from underground over a period of 10 years starting in 1970 and finishing in 1980 when the mine was closed due to the low mined grades, mainly caused by heavy dilution. Open pit mining activities at the Shengli Pipes started in 1971. The open pit (Figure B-2) is now very close to exhaustion and mining activities have had to be somewhat curtailed in the last three years. The average daily throughput has dropped from a little under 130 tns/day (the average for the previous 10 years) to 62 tns/day in the last 3 years. The reduction was made so that the processing of the diamonds can continue while the changeover to underground mining is in progress. One result of this slow- down is that there are now over 400 surplus employees. Senior management at the 701 Changma Mine have tried to minimize the cost of this surplus labor by starting up other enterprises, which include a stone cutting and polishing division using local rock which employs approximately 50 persons, and contract trucking, haulage and construction in the surrounding towns and villages using surplus pit equipment which employs some 60 persons.

The 701 Changma Mine (Shengli Pipes) had a comparatively small combined area of 5,300 m2 on surface, but the pipes have yielded some exceptional stones that are much larger than would have been expected from the pipe areas. The largest stone recovered to date from the pipes was 119 cts, with several stones in the 60-70 ct range having been recovered. It appears to be normal practice that 6 or more stones, greater than 10 cts are recovered each year. The average size of the largest of these stones is 30 cts.

Planning and engineering of the change-over from an open pit to an underground operation at the 701 Changma Mine has been on-going over the last five years, by both Chinese and North American engineers. Their work has focused on the choice of proper mining rate, evaluation of different mining methods and improvements to the process plant. The Company has also carried out its own in-house engineering and the main difference between their work and that of the other engineers is in the chosen mining rate. The rates used have varied from 350 tns/day of the Wuhan Institute to 750 tns/day of Kilborn Engineering Pacific Ltd. ("Kilborn"). The Company proposes to mine at 1,075 tns/day, which they believe is a sustainable maximum, for the Shengli Pipes. The Company has estimated that the total cost of the change-over will be approximately US$17 million and the work could be completed by within two years, assuming there are no delays in acquiring the necessary funds.

In 1999, the 701 joint venture decided to develop the underground mine and upgrade the processing plant in stages. The first stage underground mine, with a capacity of 100,000 cts/year, was designed and has been in construction since December 28, 1999 and was completed in March 2001. The cost for the first stage underground mine development and the improvement of the plant is about US$3 million. Initial funding was provided partly by the Company, with the balance from the 701 Mine cash flow. Significant progress has been made in improving the plant operations through addition of new equipment and modifications to the mill circuits. The conversion from open pit to an underground mining operation is ready to be completed, subject to raising the additional capital. The total costs to complete the underground construction and install new mining production equipment are estimated to be approximately $1,500,000 USD.

As of June 30, 2001, the construction of the ventilation decline, the production decline, the temporary shaft and the production drifts was completed. Underground mining cannot begin until additional funding is provided for mining equipment and operating capital. As well, in order to improve further the processing plant recovery rate, additional equipment must be purchased and installed. The estimated cost for completion of the Phase 1 conversion and upgrading project is about US $1,500,000. As the Company cannot become the 'Operator' of the Changma Mine project until it has completed its final capital contribution of US $1,500,000 and because the necessary capital has not yet been raised, the Company decided to write down the carried value of the 701 joint venture interest to reflect only the total cash spent on the property. As at December 31, 2000, this value was $3,157,420.

The Company is actively seeking sources of additional capital in order to complete its purchase obligations to become the 'Operator' and begin operations of the underground mine.

At present, the mill is processing ore from the final section of the open pit mine, using a crane rather than trucks to bring the ore to surface. In addition to the open pit ore, the underground mine construction and drifting work also produced some ore. The underground mine development area is being pumped to prevent flooding and to maintain access to the production drifts.

At this time there are no cutting and polishing facilities at the mine, previous to 1984 all production had to be sold to the State for industrial use. Since 1984, the manner of sales has liberalized and at present over 80% of the production is sold on the international markets through Chinese agents. The remaining 20% of the production consists of the better quality gem stones, which at this time reportedly command a better price in the PRC than on the international markets.

On April 26, 2000, the Changma Joint Venture entered into an agreement with a private company, wherein this private company was granted a right of first refusal to purchase all the diamond production of the 701 Changma Mine. Detailed terms are subject to further negotiation. This private company is controlled by
James  Poe,  the  President  and   Chairman of the Board  of  the  Company.
Although the Company believes that this contract is on terms similar to those available from third parties, this contract was not the subject of arm's length negotiations.


     C)   702  XIYU  LICENSE

The  business  of  Mengyin  Huanya Diamond Development Co. Ltd. (the "Xiyu Joint
Venture") is to develop, mine, process and sell the rough diamonds recovered from the diamond bearing kimberlite bodies found on a mining license with an approximate area of a little under 0.3 km2 and located near the village of Xiyu, Shandong Province, PRC (the "702 Xiyu License") (Figure C-2).

The Xiyu diamond bearing kimberlites were discovered when following up anomalies identified from a ground based magnetic survey in 1965.

The area was subjected to an intensive exploration program by the #7 Brigade of the Geological Bureau of Shandong Province (the "#7 Brigade") over a 5 year period from 1966 to 1970. The work included trenching, pitting, diamond drilling and bulk sampling of the near surface kimberlite. The sample was collected from a number of mine workings that were located some 90 m below surface and driven through 8 of the pipes in the cluster. The #7 Brigade subsequently carried out a further campaign of bulk sampling in the period 1987 to 1990, by test pitting four of the pipes. The work that was completed in these two periods of activity has been tabulated by activity and area below:

                       XIYU DIAMONDIFEROUS        XIYU DIAMOND
TYPE OF WORK                  DYKES              BEARING BODIES
---------------------  --------------------  ----------------------
Trenching                            200 cm                2,400 cm
Pitting                              239 cm                  694 cm
Drilling of Alluvium                   ----                 1,300 m
Drilling of Bedrock                 6,800 m                39,767 m
Lateral Development                    ----                 3,665 m
Bulk Sampling 1965-70    510 cm (1,300 tns)    3,659 cm (9,696 tns)
Bulk Sampling 1987-91                  ----  4,040 cm. (10,680 tns)

The two bulk samples from the 702 Xiyu License were processed in different ways. The first was ground in conventional ball mills, so only the quantity of the diamonds and not the value and/or quality of the stones could be determined. On the other hand, the second sample from the test pits was processed so as to not degrade the stones excessively. The grades of both samples essentially validated the grades as estimated in the source. The #7 Brigade prepared and submitted exploration and evaluation reports on their activities to the Geological Bureau in 1972 and 1990. A number of local miners formed a cooperative and continued to mine the #29 Pipe over the period 1992 to 1996. They extracted and processed some 50,000 to 60,000 tns of kimberlite from the pipe. The operation was terminated in 1996 by the management of the Xiyu Joint Venture by flooding the pit, thus preventing further unauthorized removal of diamonds.

The  completed  exploration  programs  showed  that  there  are  at  least  32 diamondiferous and diamond bearing kimberlite bodies in the 702 Xiyu License area (Figure C-4). There are nine (9) major diamond bearing kimberlite bodies and pipes in the Xiyu cluster (Figure C-2). These kimberlite bodies appear to be local enlargements and enrichments of a complex kimberlite dyke system, that is in turn associated with regional faulting and breccia zones.

The main kimberlite bodies in the cluster, found at or near to surface, include numbers 5, 6, 7, 8, 18, 22, 28, 32 and 33. It has been inferred from the deep drilling of the kimberlite in the cluster that, with the exception of 28 and 33, all of the bodies coalesce at depth. The bodies 6, 8 and 32 appear to continue to depth at the same low grades as found at surface, but the pipes numbering 5, 7, 18 and 22 have been interpreted to increase in grade significantly, when they coalesce some 250 m below the surface. These pipes appear to form a Z shaped body that is 80 m wide and at least 500 m long. The drilling shows that the kimberlite continues to at least 600 m below surface, where it is open to depth at the same size and a slightly increased grade.

It is evident that once the planned level of production from the known diamond bearing kimberlite in the Xiyu cluster is established, and exploration program should be undertaken to continue the preliminary work on the #7 Brigade in the area. It can be inferred from an older map that the #7 Brigade had considered that an area of approximately 35 km2 around the village of Xiyu had exploration potential. The Company believes that, if an exploration program was to be mounted, the size of the favourable area that should be licenses, based on the past discoveries of kimberlite, indicator minerals and diamonds occurring in the overburden, is at least 25 km2 and could be up to 60 km2 (Figure C-4).

The Xiyu Joint Venture was formed in 1994 and had, by the end of 1995, obtained its mining and business licenses. There have been a number of engineering studies of the deposit, the most detailed being that prepared by the Suzhou Design Institute in 1993 and 1994. Kilborn undertook engineering work and Fluor Daniel Wright Ltd. ("AFDW") prepared a preliminary report on the deposit in 1996 and 1997, respectively. The Company has reviewed all of the above noted reports and considers that their design assumptions need to be changed because they assume that the pipes/bodies will be mined exclusively by open pit. It can be seen in Figure C-2 that the village of Xiyu has expanded to such an extent that it is now less than 50 m from the test pit mined on the #6 body and covers at least half of the kimberlite that forms the pipe.

The proximity of the village of Xiyu to the kimberlite cluster means that all of the land over the pipes is either highly cultivated or has housing on it. As a consequence, if the deposits were to be mined by open pit, it would be necessary to: (1) relocate the Xiyu and Hexi villages, and (2) purchase at least 1.5 km2 (20,000 mu) of prime agricultural land for the open pit. The costs of relocating at least 3,000 people and the purchase of land is estimated to be in the order of US$50 million. This amount would be economically prohibitive for the project and in addition the plan would not, in all likelihood, be acceptable to the authorities. Added to these problems is the fact that the grade of the surface and near surface kimberlite contains less than 45% of the cts/tn found in the deeper resources. As a consequence it has become clear to the Company that, if the Xiyu kimberlite cluster is to be mined, it must be mined from underground, with a minimum of disturbance to the surface.

The Company has estimated that it will be economically attractive to mine the pipes from underground, but this course of action will require the abandoning of the near surface blocks of lower grade reserves, so as to form a crown pillar of sufficient depth that will remain stable for the foreseeable future. The higher grade and smaller #28 pipe would continue to be mined by open pit, until such time as it is found economically attractive to convert the operation to underground mining, because the area of land needed for this pit is small.

One consequence of this new plan is that mining on the 702 Xiyu License would start in the deeper blocks of, what are now classified as, inferred resources. The grade of these blocks, though much higher than at surface, are still low enough to require a comparatively high mining rate, with a consequent high capital cost, to give the necessary economies of scale that will ensure economic attractiveness. It is thus apparent that a new feasibility study would be required to support the financing of the project. Two major pieces of data are needed before such a feasibility study could be undertaken and they are: (1) a new estimate of the higher grade and deeper resources which would have to be re-categorized as reserves, and (2) a reliable estimate of the value of the diamonds contained in the Xiyu kimberlite cluster. In order to carry out a reserve estimate, a new deep delineation drill program would have to be undertaken. Once this program had confirmed and at least partly defined the upper boundary of the higher grade kimberlite, a bulk sample mine would have to be developed and a new bulk sample mined and processed to recover a representative sample of the contained diamonds. The Company proposes to mine and process at the 701 Changma Mine some 50,000 tns of kimberlite which, if the grade of the kimberlite has been correctly estimated, would net a little under 8,000 carats for valuation. The Company believes that this amount should be more than sufficient to determine a reliable value for the contained diamonds and their sale will offset at least part of the cost of mine development.

It has been estimated that a complete program of pre-production work on the 702 Xiyu License, with no allowances for delays due to financing, would take a minimum of 4 years to complete and cost approximately US$66 million. The work that would be needed, prior to undertaking a final feasibility study, is the deep drilling and the bulk sampling, which has been estimated to cost a little under US$11 million and to take just under 2 years to complete.

The Company has presently held preliminary discussions with the three Joint Ventures for the 701, 702 and 703 projects concerning a possible consolidation into one project. The 702 License is basically a development project for an underground mine. The 701 Mine has the existing upgrades mill with the tailings capacity required for processing ore from the 701 and 702 underground mines. The 703 License is still an exploration project, but with good potential for discovery of a new mine. The cost savings for a consolidated project would be substantial, compared to the present arrangement comprising three separate projects.

However, the current lack of funds has prevented the Company from completing its acquisition obligations for the 702 License project, and consequently the Company wrote down the carrying value of its interest in the project to $1.00 as of December 31, 2000.


     D)   703 LINYI LICENSE

The  business  of  the  Crystal  Bright  Development  Co.  Ltd. (the Linyi Joint
Venture") is to explore for diamonds on an exploration license which has an approximate area of 1,650 km2 and is located near the town of Linyi in the Pingyi and Feixian Counties of Linyi Prefecture, Shandong Province, PRC (the "703 Linyi License") (Figure D-l).

Diamonds were first discovered in Linyi Prefecture in 1960 by the #7 Brigade which has been engaged in exploration of the general area almost continuously since that time. Their work has been funded both by the State and by foreign joint ventures. The table below gives a summary of the work that they have carried out on the 703 Linyi License area.


                                                                                      AREA
                                                                                    INVOLVED
PERIOD                               TYPE OF ACTIVITY                                 (KM2)
---------  ---------------------------------------------------------------------  --------------

Pre 1982   Geological mapping (1:75,000 and 50,000 scales)                                 1650
1968 - 71  Ground based magnetic and electromagnetic surveys                                 30
1980 - 82  airborne magnetic 1:25,000 scale)                                               2400
1970 - 91  Regional heavy and indicated minerals survey                                    1700
1972 - 77  Investigation of Mountain Top Conglomerates                                      125
1986 - 88  Detailed investigation of chromites                                              900
1995       Re-flying of part of the 1980-82 airborne survey area                           1000
1997       Systematic re-coverage of the area at a 1:10,00 scale                            250
1999       Systematic stream sediment sampling and local ground magnetic survey             150
2000       Analysis of results, review of new targets                                       100
2001       No field work conducted in 2001                                                  N/A

The summary results of the geological work and mineral surveys have been shown, as much as is possible, on a map of the exploration area included as Figure D-2. The map shows that although the entire area is underlain by Archean rocks, they outcrop only in the NW part and margin of the area. The bedrock in the rest of the area consists of Cambrian and Ordovician formations. The exposed limestones are deeply weathered and have karst sinkholes, wherever the formation outcrops.

J.G. Strnad believes that all of the rocks in the 703 Linyi License area can be considered as a potential host for the same type and age of kimberlite that is found at the 701 Changma Mine. Nevertheless the extensive infillings of the valley bottoms and the general veneer of Quartenary sediments over the rest of the area tend to mask any surface expression of kimberlite, making exploration slower than it would be otherwise.

There have been three major discoveries of diamondiferous bedrock within the 703 Linyi License area (Figure D-2). They are:

     (1) The Wujiacun Mountain Top Conglomerate; which is found filling in the karst type of weathering of the Cambrian Limestones in the NE part of the license area. The conglomerate is believed to be early to pre-Quatemary age.

     (2) The Dajintou Diamondiferous Pipe; that is described as a para-kimberlitic eruptive. Some writers believe that this discovery, in the central part of the license area, has lamproitic affinities. In any case the kimberlite has been extensively altered and at the surface contains fragments of country rock. At lower elevations it has a tuffaceous texture and contains porphyrytic breccias.

     (3) A number of stratiform basal conglomerates; that contain both diamonds and indicator minerals have been found throughout the license area. Diamonds have been found in pre-Ordovician rocks and they necessarily must have been derived from kimberlites of an earlier age than those of the 701 Changma Mine and the 702 Xiyu License.

It can be concluded that further exploration of the 703 Linyi License area is justified. However, due to a lack of funds to meet its purchase obligations for the 703 License, the Company decided to write down the carrying value of its interest in the 703 License project to $419,372 as at December 31, 2000.

B.   ORGANIZATIONAL  STRUCTURE

The  Company  has  two  wholly  owned  subsidiaries:

1. Gold Field (Pacific) Limited, a private Hong Kong company, which holds an interest in a joint venture company, Shandong Huixian Gold Fields Minerals Co. Ltd., which holds the mining and exploration licenses comprising Huixian Mine.

2. Winluck (Bahamas) Ltd., a private Bahamian company, which, in turn, owns three private Hong Kong companies:

          (a) VVS1 Limited which holds an interest in a joint venture company, Mengyin Diamond Corporation Ltd., which holds the mining license comprising the 701 Changma Mine,

          (b) China Best (Asia) Limited which holds an interest in a joint venture company, Mengyin Huanya Diamond Development Co. Ltd., which holds the mining license comprising the 702 Xiyu License, and

          (c) Crystal Bright (Asia) Limited which holds an interest in a joint venture company, Shandong Linyi Geology and Mineral Resources Development Company, which holds the exploration license comprising the 703 Linyi License.

                      -------------------------
                      | Pan Asia Mining Corp. |
                      |     (Canada)          |
                      -------------------------
                               |
                               |  100%
                      -----------------------------------------
                      |  100%                                 |  100%
             ---------------------------        --------------------------------
             |  Winluck (Bahamas) Ltd. |        | Gold Field (Pacific) Limited |
             |        (Bahamas)        |        |         (Hong Kong)          |
             ---------------------------        --------------------------------
                      |                                                        |
                      |  100%                                                  |
      ------------------------------------------------------                   |
      |                     |                              |                   |
--------------   ---------------------------  -------------------------------  |
|VVS1 Limited|   |China Best (Asia) Limited|  |Crystal Bright (Asia) Limited|  |
|(Hong Kong) |   |     (Hong Kong)         |  |      (Hong Kong)            |  |
--------------   ---------------------------  -------------------------------  |
     |               |             |                                           |
50%  | option    50% | option  50% | option                        50% option  |
--------------   ------------  ------------               ----------------------
|   701 JV   |   |  702 JV  |  |  703 JV  |               |  Huixian JV |
|  (China)   |   |  (China) |  |  (China) |               |   (China)   |
--------------   ------------  ------------               ---------------


C.   PROPERTY,  PLANTS  AND  EQUIPMENT

The Company has joint venture interests which own four properties all located in Shandong Province, PRC:

          A)   the  Huixian  Mine  and  adjacent  exploration  properties;
          B)   the  701  Changma  Mine;
          C)   the  702  Xiyu  License;  and
          D)   the  703  Linyi  License.


     A)   HUIXIAN  MINE

Principal  Products
-------------------

A description of the principal products, the methods of distribution and the principal markets of the Huixian Mine are as follows:

The deposit contains copper and gold together with some low unit-value minerals, such as barytes, magnetite and pyrite. The current process plant produces a bulk concentrate that contains the majority of the gold and copper as well as a considerable proportion of the pyrite. The recoveries of the two metals have been 75% of the copper and 80% of the gold, which amounts are comparatively low, given the grades of the metals in the mill feed.

It is proposed, once the mine is operating at its design rate, to carry out further metallurgical testing so as to improve the recoveries of the two metals. Acceptable recoveries in a modern plant given the head grade and the coarse style of mineralization should be in the mid-90's for both metals. In addition, the mill flowsheet will be revised, so as to prepare a separate pyrite concentrate, which can then be reground, so the contained gold can be extracted by dissolution in cyanide. It is also proposed to carry out sufficient metallurgical testwork to determine whether or not it will be economic to recover more gold, by cyaniding the whole tailings. Once the mill's performance has been sufficiently improved so as to achieve the expected recoveries of copper and gold, then further testwork will be carried out to determine if it would be economically attractive to prepare concentrates of barytes and magnetite, both of which can be readily prepared, but are of low value. The barytes would be prepared by flotation and the magnetite by magnetic concentration.

During the 1992-97 operating period, the copper concentrate was bagged and transported by truck to a smelter at Yantai in the east of Shandong Province, PRC, a distance of approximately 400 km (Figure A-l). Once the plant is up and running again and producing a good quality concentrate, the utilization of other methods of transport and other smelters, for example to the south in Anhui Province, will be investigated.

The principal market for gold and copper produced from the Huixian Mine is within the PRC itself. The People's Bank of China (the "Bank") has full control over the gold industry and producers are obligated to sell their product to the Bank. The Bank has, in the recent past, purchased gold at a substantial premium to world markets. Nevertheless, the premium since 1993 has dropped from 10% to approximately 2%. Similarly, Chinese copper prices over the last few years have been significantly higher than the world market prices and the extent of the premium was somewhat similar to that of gold, though on a spot basis there was considerable volatility. Current prices for Chinese production were close to world market spot prices in 2000 and 2001.

Geographic  Segment  of  Sales
------------------------------

All concentrates from the Huixian Mine were sold to a smelter in Shandong and all sales of metal were within the PRC. In the case of gold, the metal had to be sold to the Bank, which regulates the entire gold industry.

Sources  &  Availability  of  Raw  Materials
--------------------------------------------

The mineralization of the Huixian area, that is on strike and in a similar rock type to the Huixian Mine, extends over 9 km, together with sub-parallel (en echelon) veining over a 1 km wide zone of monzonitic rocks (Figure A-2)

Surface exploration of the main vein has been carried out over 8 to 10 km of strike. The sub-parallel veining has been identified by a small amount of surface prospecting and trenching. Three diamond drill holes have been put down in one area, but they were located so as to test soil mercury vapour anomalies, two of which were in the footwall of the main #1 Vein and, consequently, did not pass through the vein. Underground drifting at the Huixian Mine has covered over
1.5 km of strike distance and from 80 to 100 m of dip distance. One crosscut on the first 155 m level has intersected the first parallel vein to the south of the #1 Vein, but even so, the crosscut has only covered about half of the favorable width of the monzonite.

If with further exploration the surface indications of the mineralization were found to be similar to that in the Huixian Mine, then it could be expected the total inferred resource would increase some four fold down dip, at least 2.5 times along strike and doubled across the favorable zone of the monzonite. These factors given a total potential increase of 18 times the current inferred resources of the Huixian Mine, or some 30 to 40 million tns.

The Zouping Exploration License area (Figure A-2) also has an excellent chance that economically viable resources could be delineated within it. The existing exploration has found five (5) areas of near-economic mineralization besides those where there is mineralization associated with the Huixian Mine. Using the same probabilities of success that are found in the Canadian Shield, it can be said that there is a 2.5% chance (5.0 x 0.5%) of finding a deposit that is the same size as the nearby Zouping Copper Mine, which is estimated to contain approximately 300,000 tns of copper.


SEASONALITY OF PRODUCTION & SALES
---------------------------------

In common with most mining operations, the Huixian Mine has and will be operated around the year. The only period when there is a shutdown is at the Chinese New Year. It is expected that realistically it will be impossible to eliminate this shutdown completely, though its impact can be minimized by carrying out the required shutdown maintenance while the plant is closed. There is no seasonality to the sales.


NATURAL RESOURCES
-----------------

Location  &  Ownership

The Huixian Mine is located in Zouping County in the western part of Shandong Province, PRC (Figure A-l). It is situated approximately 8 km to the south of the county town of Zouping which, in turn, is some 60 km to the east of Shandong's capital city of Jinan. The mine shaft location (Figure A-3) is N36o 48' 46" and E 117o 40' 38".

By an agreement dated February 4, 1994 and amended August 29, 1997 (the "Huixian Agreement"), the Company, through its subsidiary. Gold Field (Pacific) Limited ("Gold Field") agreed with the Chinese firm, Shandong Zouping Huixian Copper and Metal Mine, to form a joint venture company called Shandong Huixian Gold Fields Minerals Co. Ltd. (the "Huixian Joint Venture") to develop the Huixian Mine. The Huixian Agreement states that Gold Field will have a vested 50% interest when it has contributed US$4,500,000 to the Huixian Joint Venture, of which US$2,080,887 has been paid to March 31, 1999. The terms of the joint venture call for the companies to set up a board of directors and appoint a general manager to operate the Huixian Mine. The general manager and the board will be assisted and directed in technical matters by a committee of mining experts.

The Company, through Gold Field, will effectively control both the board of directors and the technical committee after contributing the balance of the acquisition obligation. Until that time, the Company cannot become the 'Operator' of the project and so will direct and operate both the mine and exploration work once work begins again on the project.

Reserves

The reserves and resources of the Huixian Mine have been estimated a number of times over the past 6 years. The estimators have included the mine staff and a number of consultants, both Chinese and North American. The table below sets out a sampling of the estimates and year of estimation. Reviews of the estimates have never been performed to the levels of detail required by current disclosure standards.

                                                 GRADES
                                            ------------------
                                                        GOLD
       YEAR  ESTIMATOR            TONNES    COPPER %  (GMS/TN)
       -------------------------------------------------------
       1994  J.F. McIntyre       3,100,000      1.71      5.93
       1995  Shandong Institute  2,146,000      1.30      4.15
       1996  D.P. Taylor         2,900,677      1.39      4.16

The foregoing estimates include a significant amount of possible resources. For example, D.P. Taylor's estimate, when broken down, consists of 25% categorizable proven/probable reserves and 75% possible resources. D.P. Taylor assigned a significantly lower grade to the possible resources than those of the proven/probable categories, as the following table demonstrates.

                                       GRADES
                               -----------------------
       CATEGORY                COPPER %  GOLD (GMS/TN)
       ----------------------  --------  -------------
       Proven/Probable             1.63           5.32
       Possible                    1.32           3.79

All of the foregoing estimates of reserves/resources can be considerable as mineable, since the mine is shallow with no evident ground control problems that might require the use of systematic pillars. In addition, the mineralization along the vein varies sufficiently in grade that it is likely random waste pillars will be left. These most certainly will be satisfactory for any ground control that is needed.

Reconciliation  of  Milled  &  Mined  Reserves

The data kept by the staff at the Huixian Mine was sparse and unsatisfactory by North American standards. Nevertheless, a reconciliation of the mined tonnages and sampled grades has been made with the average milled figures, using the following comparisons: (a) estimated and categorized reserve grade with the milled grade, and (b) measured mined tonnages and sampled grades with the milled tonnages and grades.

The following table compares the estimated grade with the average milled grade:

                                                     -----------------------
                                                             GRADES
                                                     -----------------------
TYPE OF GRADE                                        COPPER %  GOLD (GMS/TN)
---------------------------------------------------  --------  -------------
D.P. Taylor Proven/Probable Reserve Grade Estimate       1.63           5.31
Average Milled Grades                                    1.23           3.23
Differences (Estimate/Actual)                            1.32           1.64

The majority of the difference between these grades can be attributed to dilution, which at the average difference would appear to be 48%. It has been estimated that, if the mine was well managed, dilution should only amount to 20%, but a factor which should be taken into account when evaluating dilution at the Huixian Mine, is that a significant proportion of the mill feed would have come from lateral and stope development. In these circumstances, dilution could be up to 50%, so the amount indicated by the foregoing comparison is in line with the state of the mine at that time. This conclusion tends to validate the reserves as estimated by D.P. Taylor.

In addition, it can be seen that the mined material has come from the upper 100 m of the vein (Figure A-4) and since the mine geological staff believes that the grade of the vein is increasing with depth, the grade of the mined material may not be representative of D.P. Taylor's estimate of proven and probable reserves. This trend, if valid, would tend to reduce the difference and so further confirm the validity of the estimated reserve.

An attempt has been made, using the available data, to reconcile the volume of mined ground as shown on the longitudinal section (Figure A-4) and the grade of the blocks as estimated by averaging relevant sample values from the surface trenches and the drift faces. The results of the comparison are shown in the table below.

TONNAGE ESTIMATES            ESTIMATE   ACTUAL MILLING
---------------------------  ---------  --------------
Mined Area (m2)              21,015.20            ----
Average Undiluted Width (m)       1.01            ----
Volume Mined (cm)            21,191.80             ---
Tonnage Mined (tns)          59,699.00       77,009.00

                                          GOLD                GOLD
GRADE ESTIMATES                COPPER %  GMS/TN)  COPPER %  (GMS/TN)
-----------------------------  --------  -------  --------  --------
Average Grade of Trenches          1.46     6.76         B      ----
Average Grade of Drift Sample      1.29     5.43         B      ----
Overall Average Grade              1.46     5.63      1.23      3.23


The inferred dilution using the two tonnage figures is 29%, but according to the average difference of the grades it is 46%. The grades of the samples are in reasonable agreement with those of the reserve estimate. It is believed that the differences are due to the small number of samples taken. On the other hand, the low dilution indicated by the estimated tonnage is believed to have occurred in two ways: (1) the areas shown on the available longitudinal section (Figure A-4) for the first two years are unrealistic and too small, whereas the areas shown for the last two years are too simplistic and the outlines are probably far more complex, with pillars being left, and (2) in addition, it is known that broken rock was left in the mine, probably on the footwall of the mined out portions of the vein and in the drifts where the broken rock from the vein was being collected. On an overall basis, taking into account the small amount of data available, it is believed that this comparison does validate the reserve estimate.

Recent  Exploration  &  Development

In 1997, surface exploration of the vein system was concentrated to the northwest of the Huixian Mine in the target areas called 803 and 810 (Figure A-2). The work consisted of geophysical (induced polarization) and geochemical (mercury soil vapour) surveys. This work was done as a follow-up to the trenching of the #1 Vein carried out previously. No reserves or resources resulted from this work, but a number of anomalies were delineated, some of which were followed up by a very limited amount of diamond drilling.

The development of the Huixian Mine (Figure A-4) continued with: (1) the driving of approximately 250 m of drift on the bottom 130 m level from the decline, and
(2) the completion of the crosscut to the #2 Vein, with some 200 m of drifting on the vein to the east. The drifts in both areas were in mineralization of approximately the average grade of the reserves. It can be estimated that the work on the #1 Vein, though not increasing the reserve, did re-categorize some 15,000 tns from the probable category to the proven. Similarly the work on the #2 Vein re-categorized approximately 35,000 tns from the possible to the proven/probable categories.

Identification  of  Estimators  of  Reserves
--------------------------------------------

The earliest independent estimate of the Huixian Mine reserves was completed in 1994 by J.F. McIntyre, who based his estimate largely on the work of the mine staff. The Shandong Institute developed an estimate in 1996 in connection with their study for increasing the throughput of the Huixian Mine. In the same year, D.P. Taylor prepared the last estimate that has been made. The latter estimate supercedes the essentially non-independent work of McIntyre and the estimate included in the Shandong Institute's study which was also non-independent being also based on the work of the mine's staff. The reports in which the estimates occur are:

     "Engineering Report Huixian Gold-Copper Mine" prepared for Gold Field (Pacific) Limited by J.F. McIntyre, May 1994;

     "Prefeasibility Study for the Expansion of the Huixian Mine" prepared for Shandong Huixian Gold Fields by the Shandong Institute, November 1996; and

     "Geological Report on the Huixian Copper/Gold Mine" prepared for Consolidated Nu-Media Industries Inc. by D.P. Taylor, P.Eng. October 1996.


DESCRIPTION OF PLANT
--------------------

Location,  Size,  Use  &  Purpose

The Huixian Mine plant is located some 8 km to the south of the town of Zouping, Shandong Province, PRC (Figure A-3). The plant is a little over 1 km from the mine shaft and its geographical location is N 36o 49' 09" and E 117o 41' 07".

The mill was designed for a throughput of 160 tns/day, but due to insufficient capitalization and development of the Huixian Mine, it has never operated at more than an average of 75 tns/day over a year.

The approximate areas taken up by the different sections of the plant have been tabulated below:

                BUILDING         AREA (M2)
          ---------------------  ---------
          Mill                       1,305
          Shops and Assay Lab          700
          Offices                    1,200
          Housing at Plant           3,510
          Housing at Zouping         3,595
          Mine - Hoistroom, etc        750
          Sub-station                  580
          Pump Station                 650
          TOTAL                     12,290

The purpose of the Huixian Mine plant is to carry out and support the mining and processing of copper/gold ore to a copper/iron concentrate containing a significant amount of gold.

The state of the plant is excellent, in spite of it being dormant for over three
(3) years. It will only require a minor amount of rehabilitation to put it into operating condition. However, the mining and processing equipment must be upgraded and expanded in order to achieve the design rate of 160 tn/day.

Land  &  Property

The land and property held by the Huixian Joint Venture fall into three categories, each with its own schedule of payments and regulations as described in the following summary. All land in the PRC is owned by the State and, in the case of mining enterprises, it reverts to the State once the mining activity has been terminated. The three categories are: (a) exploration license, (b) mining license, and (c) land used by the mining plant. The regulations associated with each category have been summarized as follows:

     (a) An exploration license is awarded exclusively to an enterprise on the expectation that it will commence exploration activities immediately. The license is issued for renewable periods of (three) 3 years and the schedule of minimum expenditures and permit fees per km2 has been tabulated as follows:

                                             MINIMUM EXPLORATION
          YEAR              PERMIT COST ($)    EXPENDITURES ($)
          ----------------  ---------------  --------------------
          1                             100                 2,000
          2                             100                 5,000
          3                             100                10,000
          4                             200                10,000
          5                             300                10,000
          6                             400                10,000
          7 and thereafter              500                10,000

          If exploration work does not start within six (6) months of the license being issued, the State imposes a fine and, subsequently if work still does not commence, the license is revoked. Once the exploration work has defined economically attractive reserves/resources, permission will be granted to delay further exploration for up to 2 years to allow the company to determine the feasibility of putting the property into production. Application can be made for two further delays of two years to a maximum of six (6) years. Work and expenditures in excess of the minimum requirement in any year can be transferred to subsequent years. The Zouping Exploration License area covers some 66.1 km2

          In the case of the Huixian Mine some $700,000 has been expended on exploration, which means that with no further expenditures the agreement remains in good standing for another six years. The License has been renewed and is in good standing.

     (b) A mining license is issued to an operator when it has completed and submitted what is equivalent to a North American pre-feasibility study. The fees for the license are US $120/km2 per year. The initial term of the license is dependent upon the size/category of the deposit. The term is 10 years for a small deposit, 20 years for a medium-sized deposit, and 30 years for a large deposit. The term can be renewed by negotiation. The license can be revoked on nonpayment of the annual fee and on the termination of mining activities.

          In the case of the Huixian Mine, the size of the license is approximately 3 km2 and once the proposed delineation drill program has been successfully completed, the deposit will be categorized as large, so the license would be valid for a minimum of 30 years, whereas it is proposed to mine out the delineated reserve in 14 years.

     (c) Blocks of land required by the Huixian Mine for its plant and operations can be leased from the State, Province, County or Township for a negotiated unit price. The negotiated agreement usually contains some provisions to benefit the local residents, such as employment and/or compensation. The land can be held for the life of the mine operation without further payment. The Huixian Mine has leased the following areas:

          PLANT AREA            AREA (M2)  AREA (MU)
          --------------------  ---------  ---------
          Plant buildings          33,350         50
          Mine plan                11,322         17
          Tailings impoundment     14,520         22
          Town of Zouping          21,344         32
          TOTAL                    80,536        121

     The Huixian Joint Venture management negotiated the following prices for the land:

          (i)  for  land  at  the  plant:                US  $3,600/mu
          (ii) for  land  in  the  Town  of  Zouping:    US  $7,200/mu


Details  of  Operation
----------------------

Competitive  Conditions

Conditions regarding the sale of copper concentrates and gold have been very favorable in the PRC, since the State has had a policy of encouraging the internal production of both copper and gold. In the case of gold, the Bank controls and regulates the gold industry. Gold sold to the Bank had commanded premiums of up to 10% over world prices, but now commands less than a 2% premium. Internally produced copper also sold at higher than world prices and the difference in price was very similar to that of gold. This price differential has almost disappeared. Another advantage for Chinese copper concentrates is that there appears to have been an excess of smelter capacity in certain areas, so that some smelter terms were very favorable for the mining operation.

Reserves  Outlined  &  Development  Completed  in  Past  Year

A full discussion of the recent development work and the reserve situation at the Huixian Mine has been included under the previous sub-heading "Reserves". Briefly summarized, the final year's mine development, before the closure, was:
(1) 250 m on the lowest 130 m level on the #1 Vein, and (2) 200 m on the #2 Vein off of the south 155 m crosscut south. All of this development was in ore-grade mineralization.

The development did not outline any new reserves/resources but has confirmed and re-categorized approximately 35,000 tns of possible resource into the proven/probable category.


Environmental  Protection

Environmental protection in the PRC is of the same concern in North America, both for the State and the citizen, because of the pressing need for continued development, growth and employment. This does not mean that the State would allow any operator to ignore or short-cut environmental considerations, but what it does mean is that the technical studies can be completed to a lesser degree of detail and still be acceptable. In addition it is unlikely that the State would delay development because of minor imperfections in the completion of any environmental studies. The State does monitor mining and exploration activities to ensure that the environment is protected.

In the case of the Huixian Mine, it is planned to address the following environmental matters before any start-up of operations:

     (a) the recycling of the mine water to the mill rather than discharging it in the nearby stream;
     (b)  the  redesign and reconstruction of the tailings impoundment area; and
     (c)  the recycling of the tailings impoundment discharged back to the mill.

It has been estimated that the cost of this work will amount to some US$120,000.


Number  of  Employees

The Huixian Mine plant was designed for a throughput of 160 tns/day and it is believed that it was originally staffed on this basis, for in the operating period there were a total of 454 employees. It is believed that when the Mine is operating at 160 to 180 tns/day, the employment level can be kept to a maximum of 400 persons, with good management.

Risks  Associated  with  Operation

The normal risks associated with the start-up of an operation especially one that has been shut down for an extended period of time can include:

     (a)  discontinuities  in  mineralization  and  reserves;
     (b)  delays  in issuance of operating permits, with political interference;
     (c)  overruns  in  construction  costs  and  schedules;
     (d) poor product recoveries and quality, together with lower than expected revenues;
     (e)  unexpected  problems  with  existing  shutdown  equipment;  and
     (f)  higher  than  expected  operating  costs.

In the case of the Huixian Mine, the majority of these risks are well understood and will be monitored closely when the project is re-started. A brief discussion of the risks follows:

     (a) The existing underground development and initial mining in the Huixian Mine has established that both the mineralization and the reserve have good continuity.

     (b) All of the necessary permits are in place and all the required land has been acquired. The senior operating staff and the board of directors are Chinese and are well known to the Provincial and County government bureaucracy so interference with development and construction should be minimal.

     (c) There is comparatively little construction and development work needed to bring the property into a state where it can operate effectively. The Chinese engineers are well used to tight budgets and building undercapitalized plants, so there should be no problem with maintaining a budget of capital expenditures. The main problem is that the schedule may not be kept, but it is believed that North American style supervision during the construction period can minimize this potential risk.

     (d) The usual problem with Chinese plants is the poor quality and recovery of concentrates, due to the minimal amount of installed instrumentation. In the case of the proposed upgrading of the Huixian Mine plant, sufficient capital has been estimated so the plant will utilize the same amount of instrumentation and control system as would be installed in a modern facility in North America. The risk here is that the Chinese crew and staff will not use the equipment to its full potential, but this problem can be minimized by ensuring that the crew is trained in its use by North American specialists.

     (e) The general tendency in the PRC, as long as the operation is making a profit, is to hire and keep hiring, so that with time the total number of employees can be 150% to 200% of what it should be. Again, with proper top level management and advice from North American experts, this tendency should be minimized.

     (f) The mine and mill equipment has been maintained during the closure period, but the real status of equipment cannot be determined until the operation actually begins.

B)   701  CHANGMA  MINE

Principal  Product
------------------

A description of the principal product, methods of distribution and the principal markets relating to the 701 Changma Mine follows:

The only mineral of value in the mined kimberlite pipes is diamonds of varying sizes. The largest diamond (119 cts) was recovered in 1983 and at least one stone in the + 30 cts range is recovered each year. Kilborn in 1995 compared the production for the period 1971-1993 to the estimated quantity of reserves that had been mined. The comparison showed that the dilution of the kimberlite with waste rock in this period was likely high and an estimated effective 70% plant recovery of the diamonds was being achieved given the outdated technology used in the plant and what appeared to be a somewhat lax security environment. Previously, conventional grinding mills were used to break up the kimberlite and liberate the diamonds. The separation of the diamonds from the kimberlite is done using rotating pans and grease belts. The use of grinding mills, instead of tertiary and finer crushing, tends to reduce all of the rock including the diamonds, to a uniformly small size. The use of rotating pans was found by Kilborn to be inefficient at Changma, because the kimberlite does not readily degrade in air and water to form a mud as it does elsewhere, which creates the potential for high diamond losses.

It was proposed to minimize the use of ball mills at the 701 Changma Mine, by modifying the crushing circuit in the plant and effectively utilize the existing equipment for tertiary crushing in the upgrade of the plant for the first stage underground mine with a capacity of 100,000 cts/year which is now under construction, and to use "dense media separation" ("DMS") for the Company's design throughput to remove the diamonds as soon as they are liberated. The DMS equipment will be combined with the use of X-ray separation of the diamonds from the other minerals in the concentrates. The use of this equipment will mean that the throughput and recovery of the diamonds will increase and the overall quality of the stones will improve significantly, together with a reduction in security problems. These latter problems are likely to be reduced because, compared to the existing circuit, the workers will be largely separated from physical contact with the diamonds. Several of the proposed modifications were implemented in the first phase modernization project which was completed in April 2000. The forecast improvements in processing efficiency are being achieved. Once the balance of the acquisition of capital has been received, Phase II of the mill improvements such as installation of the DMS plant will begin.

Over 80% of the diamonds that are produced are now sold on the international markets, mainly to Belgium and India, through agents within the PRC and Hong Kong. These stones are largely the poor quality gems and industrial stones. The better quality stones are currently being sold within the PRC.

On April 26, 2000, the Changma Joint Venture entered into an agreement with a private company, wherein this private company was granted a right of first refusal to purchase all the diamond production of the 701 Changma Mine. Detailed terms are subject to further negotiation. This private company is controlled by James Poe, the President and Director of the Company. This agreement was negotiated with terms similar to those at arm's length and was later approved by the shareholders in the annual general meeting during the year.

Transportation of the diamonds from the 701 Changma Mine to the purchaser or agent is by the mine officials. The cost is minor owing to the comparatively small weight of the diamonds being transported. The weight, at current production levels, is only some 4 kg/year and at the proposed full rate of production will only be 57 kg/year. The main concern and cost of this phase of the business is the provision of adequate security measures, some of which have been implemented as part of the first phase modernization program including a closed circuit TV monitoring system.

Geographic  Area  of  Sales
---------------------------

As previously noted, the sales of the diamond production from the 701 Changma Mine is largely on the international market, to Belgium and India and this situation is likely to remain, as long as the best price for the product can be obtained in this manner.

Source  &  Availability  of  Raw  Materials
-------------------------------------------

The kimberlite pipes now being mined at the 701 Changma Mine are quite small compared to other pipes being mined in the world, being approximately 3,600 m2 in area at the 165 m elevation (Figure B-2). This is approximately 100 m below the original surface. The surrounding district contains a number of diamondiferous dykes (Figure B-3), one of which was mined from underground in the past, but the mined grade is now considered to be too low to be economically attractive at the mining rates of less than 100 tns/day used in the past.

The Shengli Pipes have been tested by deep drilling to a depth of 600 m below surface. It has been inferred from the results of this drilling that the pipes will coalesce and their area will diminish significantly with depth to approximately 600 m2, at 600 m below the surface. Nevertheless this reduction in area does not mean that mining will cease to be economically attractive at this depth, but it would seem likely that the mining rate will have to be reduced. The grade of the pipes also appears to diminish with depth, from 1.8 cts/tn in the mined out area to 0.77 cts/tn at 300 m below surface. This type of reduction is not at all typical of kimberlite pipes throughout the world, where the average grade remains the same regardless of depth. It would appear that the reason for this reduction in the Shengli Pipes is that the smaller pipe which coalesces with the main pipe is double its grade. Again this reduction will not make the mining operation uneconomic in itself, so it can be predicted that mining will continue for a number of years after the currently defined reserves and resources have been mined out.

It has been proposed in the mining plan that, as soon as possible after the plant and the mine are up and running at the planned throughput (1,075 tns/day), a delineation drill program will be started to define the pipe more closely below the -40m elevation, or 300 m from the surface. The purpose of this work would be to up-grade the currently inferred resources to categorized reserves, so allowing the detailed mine planning of this lower block to start. It is believed that the 10 year mine life for the current reserves/resources will be extended by at least 5 more years.

This is because it will be possible: (1) to mine to depth, and (2) to mine for a short distance along the strike of the Shengli #2 Dykes outside of the pipes themselves.

Seasonality  of  Production  &  Sales
-------------------------------------

There will be no seasonality, either of sales or production when the new plant has been installed and is running. In past it was the custom to shut down the process plant in the cold weather, due to the lack of space heating in the plant. The cold makes the grease on the grease belts thicken to such an extent that the diamonds no longer adhere to the grease and the recovery as a result falls off drastically. In the upgraded plant completed in 2000 this will no longer be the case, because the workshop housing the grease belts will be heated whenever necessary. Every effort will be made to keep the upgraded plant operating throughout the year, maximizing and regularizing production.

Natural  Resources
------------------

Location  &  Ownership

The 701 Changma Mine is located some 14 km by road southwest of the County town of Mengyin, approximately 200 km by road south east of the Provincial Capital of Shandong, Jinan (Figure B-l). The mine itself is some 500 km by air south east of Beijing. The geographic location of the center of the Shengli Pipes is N 35o 39' 47" and E 117o 46" 24" (Figure 2)

By an agreement dated February 3, 1994 and amended July 1, 1994 (the "Changma Agreement"), the Company, through a wholly owned subsidiary, VVS1 Limited
("VVS1") agreed with the Chinese organization, China Non-Metallic Mine Enterprise Group, to form a joint venture company called the Mengyin Diamond Corporation Ltd. (the "Changma Joint Venture") to develop and mine the 701 Changma Mine. The Changma Agreement states that VVS1 will have a vested 50% interest in the joint venture when it has contributed US$3,000,000 to the Changma Joint Venture, of which US$1,500,000 had been contributed to December 31, 2000.

The terms of the Changma Agreement call for the Joint Venture Partners to set up a board of directors and a general manager to operate the 701 Changma Mine. The general manager and the board will be assisted and directed in technical matters by a sub-committee of technical experts. The Company, through VVS1 will effectively control both the board of directors and the technical committee and so will become the de facto mine 'Operator' subject to of course to completion of the contractual financing requirements.


Reserves

The reserves and resources of the Shengli Pipes have been estimated both in the PRC and in North America. The #7 Brigade, who are active in Mengyin County, carried out a program of exploration work, starting in 1957 in the area of the village of Changma, that culminated in the discovery of the Shengli Pipes in 1968. The trenching and diamond drilling of the deposit took place in the period of 1968-1972. In this year the #7 Brigade submitted a report on their work which included an estimate of the reserves, that has been shown below:

ESTIMATED TONNAGE     GRADE OF RESERVES   CONTAINED (>0.2 MM)
(B AND C CATEGORIES)       (CTS/TN)         DIAMONDS (CTS)
--------------------  ------------------  -------------------
   4,291,300 tns            1.066              4,572,380

In March 1995, Kilborn estimated the resources of the Shengli Pipes. They also used the original data from trenches and drill holes to back estimate the reserves in the first 100 m of depth which is the mined out portion of the deposit. They believed that the reasonable correspondence between their estimate and the actual production, which will be discussed in more detail in the next section, validated their estimate of resources, which is tabulated below:


                                       RESOURCE     GRADE   DIAMOND RESOURCE
RESOURCE TYPE    ELEVATION  INTERVAL  TONNAGE (T)  (CTS/T)      (CARATS)
-----------------------------------------------------------------------------
                   FROM        TO
                 -------------------
Measured               170       160      114,457     1.74            199,156
                       160       110     `506,430     1.18            597,588
Indicated              110        60      418,032     1.53            639,589
                        60        10      359,918     0.87            313,128
                        10       -40      375,503     0.89            334,197
TOTAL MSD & IND                         1,774,340     1.17          2,083,658
INFERRED               -40      -340    1,377,939     0.77          1,061,013


The total reserves as estimated by the #7 Brigade are reasonably close to the 1995 Kilborn estimate, once the mined-out portion of the reserves is added back into their total. The Kilborn estimate, including the mined out portion, has been tabulated below:

                                                   CONTAINED DIAMONDS
CATEGORY            TONNAGE (TNS)  GRADE (CTS/TN)         (CTS)
------------------  -------------  --------------  -------------------
Reserves/resources      3,152,279           0.998            3,144,671
Mined out area            820,150           1.220            1,000,580
TOTALS                  3,972,429           1.044            4,145,250

The differences can be seen to be between 8 and 9% in the amount of diamonds and the tonnage, with the Chinese estimate being uniformly higher than the Kilborn estimate. The higher amount of contained diamonds in the Chinese estimate may be partly due to the very small size of diamond that has been included in their estimate. Nevertheless it can be concluded it is likely that the Kilborn estimate will be exceeded and consequently its use in mine planning will ensure that any derived economic parameters are likely to be conservative.

Reconciliation  of  Mined  &  Depleted  Reserves

As noted previously, Kilborn prepared an estimate of the reserves in the mined out portion of the pit and compared it to the actual production. This reconciliation was thus for activities that had taken place over a 25 year period. The actual comparison has been tabulated below:


CATEGORY       TONNAGE (TNS)  GRADE (CTS/TN)  DIAMOND (CTS)
-------------  -------------  --------------  -------------
Mines/Milled       1,001,013            0.80        801,451
Est. Reserves        820,150            1.22      1,000,583


The likely explanation for the discrepancy between the tonnage of the mined/milled and the reserve categories is that the kimberlite was diluted by the surrounding waste rock during mining. This dilution can be calculated to be 22%. This amount, though credible, would seem to be high given that: (1) it is easy to visually distinguish between the kimberlite and the waste rock, and (2) a low rate of mining, by North American standards, was used throughout the period. It can probably be assumed that the majority of the dilution occurred in the pre-1984 period when quantity likely commanded a premium over quality.

Assuming  that the 22% dilution was real, then the milled grade should have been
1.00 cts/tn. The fact that the actual was only 0.8 cts/tn, indicates that the overall recovery of the contained diamonds was 80%. This can be attributed to:
(1) losses in the process, and (2) the apparent low security levels. Nevertheless the fact that Kilborn, at the time of their visit, subjectively estimated that the plant recovery would only be 70%, makes it likely that the losses due to poor security were quite low.


Recent  Exploration  &  Development

There is no immediate need for exploration on the 701 Changma Mine, since at this time there are established resources for at least 10 years of mining life. Consequently a description of recent mine development follows.

The open pit reached its design production limits some time during 1996, as can be seen from the production records for the last seven (7) years, tabulated below:

                                                              AVERAGE
                                           RECOVERED         RECOVERED
                      TONNAGE MILLED        DIAMONDS           GRADE
YEAR                       (TNS)              (CTS)           (CTS/TN)
--------------------  ---------------  -------------------  ------------
1994                           48,411               50,675         1.047
1995                           43,136               48,524         1.125
1996                           27,231               39,001         1.432
1997                           17,543               18,577         1.059
1998                           14,100               26,411         1.873
1999                           22,480               25,451         1.132
2000                           22,000               26,000        1.1818
2001 (to June, 2001)           19,000               23,000         1.210


Mining activities in 1997, 1998 and 1999 have concentrated on scavenging and deepening the open pit bottom to the maximum extent possible, without removing significant quantities of waste rock. It can be seen that in 1998 the recovered grade increased significantly, this was due to the fact that mining activities were concentrated on the higher grade smaller pipe; and that in 1999 the recovered grade is low, because the mining was concentrated on the lower grade big pipe (Figure B-2).

In September 1999, the 701 joint venture decided to construct the underground mine in stages, and approved a design of the first stage mine with a production rate of minimum 100,000 cts/year made by the Design Institute of Wuhan University of Technology, China. The accesses to the first stage mine consist of a main decline with an incline angle of 25 degrees, a ventilation decline with a 30 degree angle, and a temporary shaft. The declines can be used to access to -40 m level, or a depth of 300 m, while the drifts to connect the declines and to access the ore bodies will only be completed to 110m level, or a depth of 150

m. The project of the first stage mine will cost about US$3 million. A mine construction company, Yanzhou Mine Engineering Corporation, China was contracted for developing the first stage mine. Construction commenced on December 28, 1999, and was completed in April, 2000.

Wuhan Design Institute also designed the upgrade of the 701 plant with a budget of US$200,000. The Company approved the design, and the 701 Joint Venture has completed the upgrade. The goals of the upgrade project include: to restore the 100,000 cts/year capacity, to optimize the circuit to minimize the use of ball mils, to upgrade the security system by adding a TV monitoring system, and to add a heating system. The upgrade and testing of the upgraded plant were completed in May 2000.

In 2000 scavenging activities continued by the mine further deepening the open-pit and driving a short shaft on the wall of the pit floor, and the ventilation decline of the first stage mine, so that some underground sub-level mining of the kimberlite can take place. It is intended to keep the upgraded plant operating, until the new first stage mine is constructed and the deeper mine workings( where systematic mining can take place) are completed. As of June 30, 2001, the ventilation decline, the main decline, the temporary shaft and the drifts at the -40 m and lower levels were completed. The underground mine development has been accomplished and the mine is ready for production.

Due to lack of financing the main decline finished digging 400 m in length, the ventilation decline and temporary shaft were constructed to the depths as expected. The drift was finished to connect the bodies at a depth of 150 m in May, 2001. From June 2001 to now the engineering work has stopped due to lack of funding. However, it is anticipated that if financing is found, the mine can be started to mine the ore after finishing the mining equipment and the main decline can be completed in about two months. By then the mine can be put into production at Phase 1 design rates.


Identification  of  Estimators  of  Reserves/Resources and Designer of the First
--------------------------------------------------------------------------------
Stage  Underground  Mine
------------------------

As noted previously the original reserve estimates were done by the #7 Brigade, with the second estimate by Kilborn. Their work is contained in the following reports:

     (1) "Geological Exploration Report of Shengli #1 and #2 in the Wangcun area of Diamond Mine, Mengyin County" prepared by the #7 Brigade of the Geological Bureau of Shandong, December 1972.

     (2) "Changma Diamond Mine, Shandong Province, China -Technical Review" by Kilborn Engineering Pacific Ltd., March 1995.

     (3) "Document for the Preliminary Design of the Mining and Processing Projects on Shengli No. 1 Pipes of Mengyin VVS1 Diamond Corporation, Ltd." by the Design Institute of Wuhan University of Technology dated August 1999.


Description  of  Plant
----------------------

Location,  Size,  Use  &  Purpose

The location of the majority of the various segments of the 701 Changma Mine have been shown on the topographic maps of the immediate area (Figures B-3 & B-
4). It can be seen that these maps do not include the tailings impoundment area and the Hongqi Process Plant. The tailings impoundment area is some 4 km to the NW of the plant area and the Hongqi Process Plant is approximately 5 km from Mengyin on the road to Changma. The remainder of the plant shown on the topographic map consists of the open pit and mine plant, the waste dump area, the process plant, the mine offices, the Hongqi mine plant, the worker and staff housing and associated amenities.

Figure B-4 details the area of the actual open pit and the process plant. As previously noted, the open pit and process plant are approximately 15 km SW of the county town of Mengyin. The geographic location of the open pit is: N 35o 39' 47" and E 117o 46' 24".

The process plant at the 701 Changma Mine must have been designed for a significantly larger throughput than it has attained in the last 10 years. The Chinese management state that the plant was originally designed to produce
100,000 cts/year. The upgrade project in 2000 has restored its capacity of 100,000 cts/year for processing the ores from the first stage mine. If the #7 Brigade's reserve grade of 1.07 cts/tn is used with an assumed 15% dilution and 80% recovery, the throughput with the normal Chinese working year would have been in the order of 450 tns/day. This estimate tends to be confirmed by the fact that only one of the two cone crushers in the crushing plant is in use and only two of the six ball mills in the grinding bay are needed to process the mill feed. Consequently it seems likely that at least 500 tns/day could have been processed through the plant when it was in good condition. It may indicate that Chinese engineers tended to use very conservative parameters in their designs.

The approximate floor areas of the different buildings and plant of the 701 Changma Mine have been tabulated as follows. (It should be noted that these areas are considerably greater than those which would be obtained by measuring the plot plans of the plant (Figure B-4). This is because there are up to 6 stories in some of the buildings, each of which has been included in the table).


BUILDING OR PLAN                                                AREA (M2)
--------------------------------------------------------------  ---------
Office and staff housing in both the Hongqi and Shengli mines     100,000
Hongqi Process Plant (not in use)                                  30,700
Shengli Process Plant                                              45,000
Hongqi Mine Plant                                                   2,000
Shengli Mine Plant                                                  2,000
Pump House                                                            300
TOTAL                                                             180,000


The  purpose  of  the  701  Changma  Mine  plant  is  to:

     (a)  support  the mining of the diamond bearing kimberlite pipes and dykes;
     (b)  process  the  kimberlite  to  recover  the  contained  diamonds;
     (c)  maintain  the  equipment  used  in  mining  and  processing;
     (d) provide living quarters for the majority of the staff, workers and their families;
     (e)  administer  and  manage  the  operation;  and
     (f)  sort  and  grade  the  diamond  production.

The state of the previous plant is what would have been expected from a plant that has been operating for nearly thirty (30) years. The upgrade project in the plant in 2000 has completely repaired and maintained the old equipment and buildings to make them conform to current Chinese and North American standards. Further, improvements will be made when Stage II equipment and systems are installed.


Land  &  Property
-----------------

The land and property held by the Changma Joint Venture falls into two categories: (1) mining license, and (2) leased land, each with its own schedule of payments and regulations as described below. At present the Changma Joint Venture has no exploration license, but this may change in the future when the plant is operating at the rated throughput, with the production levels and diamond recoveries both as planned. In the past the #7 Brigade had an exploration license of approximately 35 km2 and it might be anticipated that in the future a similarly sized area may be needed to cover the favorable ground where other diamond bearing pipes/dykes could be found. Consideration is being given to consolidating the 702 License with the 701 License so that ore from 702 can be processed in the 701 plant.

     (1) A mining license is issued to an operator when he has completed and submitted to the State for approval what is equivalent to a North American pre-feasibility study. The fee to hold this license is approximately US$20/km2 per year. The allowable term of the license is dependent upon the size of the deposit, but it can be renewed as required. It is apparent that with 27 years of mining the mining license would have already been renewed and be in its second term. The size of the license at the 701 Changma Mine is a little under 0.5 km2 and its location has been shown on Figure B-3.

     (2) The blocks of land needed by the mine for its plant and operations are leased from the State or the County at negotiated one-time prices, for the term of the operation. The 701 Changma Mine has leased the areas tabulated below most of which, with the exception of the tailings impoundment area and the Hongqi Process Plant, are shown on Figure B-3:


          PLANT CATEGORY                     AREA (M2)
          ---------------------------------  ----------

          Open Pit and Mining Plant              11,000
          Process Plant and Living Quarters     145,000
          Open Pit Waste Dump Site               50,000
          Office and Staff Housing               60,000
          Tailing Impoundment Area              585,000
          Hongqi Mining Site                     40,000
          Hongqi Process Plant & Housing         60,000
          TOTAL                               1,050,000

It is anticipated that, before the underground mining of the pipes at the planned throughput gets underway, additional land will have to be purchased and stripped around the open pit. This is so as to minimize: (1) the amount of ground water entering the pit and underground workings, and (2) the adverse consequences of any sudden failure of the pit walls with the pipes being mined to depth. The approximate area of this additional required land is 25,000 m2.

Details  of  Operations
-----------------------

Competitive  Conditions

There is considerable competition in the sale price of diamonds, especially in the industrial categories which appear to be in oversupply throughout the World. Nevertheless, thanks in part to De Beers, the prices for gem quality stones appear to be reasonably stable. In the PRC there is reportedly an excellent demand for good quality gems, with the prices being higher than in the world markets. Consequently, at least for the present, internal Chinese sales are to be preferred to open market sales.

The current operation at the 701 Changma Mine, where the production has an unduly high proportion of low quality industrial stones and fragments, is very affected by today's adverse competitive conditions. Nevertheless it is anticipated that, if the breakage of the stones that takes place in the ball mills can be eliminated, the quantity of the large gems, which the 701 Changma Mine has always produced, will increase significantly. This change to the production will largely eliminate problems with the sale of low value industrials and should thus increase the yearly revenues to economically attractive levels. The planned installations of the new crushing and grading circuits, together with a DMS plant should alleviate the current problems of breakage and sub-optimal recovery rates.

Reserves Outlined & Development Completed in Past Year

Owing to the near exhaustion of kimberlite available for mining in the open pit at the 701 Changma Mine and the completed, but not operational, underground development, there has been no additional reserves outlined in the last 12 months. In fact, it is anticipated it will not be until the underground mine is fully developed and the upgraded plant is running at full capacity as planned, that any attempt will be made to re-categorize the current inferred resources into the measured/indicated reserve categories. In term of elapsed time it is believed that it will be some two to three years, before there will be any additions to the mineable reserves.


Environmental  Protection

In the case of the 701 Changma Mine, environmental remediation work will only occur at the completion of mining and the final shutdown. At that time the following work will have to be done:

     (1) The tearing down and removal of the plant, together with returning the site to farmland, if so required.

     (2) The natural flooding of the pit and mine, together with the destruction of any cut-off ditches, so returning the area to its natural drainage pattern.

     (3) The draining of the tailing impoundment area and the contouring of the tailings, covering them with topsoil and returning the area to farmland.

It is not anticipated that any of these activities will be prohibitively expensive, since there are no substances, or chemicals in the waste rock and ground kimberlite that could adversely affect the ground, or surface water quality. It seems very likely that sufficient monies for this work could be set aside in the last two years of operation.


Number  of  Employees

The current manpower at the 701 Changma Mine, which prior to 1998 was 635, has been kept artificially high, due to the universal reluctance of Chinese management to lay off or discharge employees. Those workers, who are surplus to current requirements, are not usually evicted from the mine, being allowed to continue to live in the housing that they occupy and given a basic subsistence, or low level of wages, so the cost to the operation is not excessive. Nevertheless in 1998, the Changma management did find other work for almost 200 employees, laying off a very few, leaving the level of payroll at 436. The table below shows the proper level of employment for the interim production, which is still 100 to 200 workers less than the present payroll. Unless employment for the excess workers can be found with the contractors, who will be doing the largest part of the mine development and construction, then either more workers will have to be laid-off, or they must be kept on subsistence until the mine is in full production.

It can be seen that it is only when the 701 Changma Mine is in full production that additional employees will have to be hired.

Risks  Associated  with  Operation

The  normal  risks  associated  with  any  mining  operation  include:

      (i) unexpected changes in mill head grades, due to unexpected discontinuities in .the mineralization within the pipe, or in the pipe itself;

      (ii) delays in the completion of construction, due to political interference;

      (iii) overruns in construction/development costs and/or delays in the completion of the work program;

      (iv)  poor  process  recoveries  and  continued  degrading of the product;

      (v)   lower  than  expected  sales  prices;

      (vi)  higher  than  expected  operating  costs;  and

      (vii) lack of sufficient operating capital to implement necessary improvements.

A discussion of each of these risks as it applies to the 701 Changma Mine follows:

      (i) Unexpected changes in grades are most unlikely at Changma, since more than a million tonnes have been mined and processed without there being unexpected surprises.

      (ii) All the necessary mining and exploration permits and licenses are in place. It is most likely that the County government will assist the project in whatever way it can, since it is important to the economic well being of the County.

      (iii) It is unlikely that there will be major variations in construction and development costs, from those that have been already estimated. This is because the largest part of the work will be done under fixed price contract. In addition Chinese engineers and management are well used to tight budgets and undercapitalized plants. The main risk here is that the schedules will stretch out and it will be found difficult to maintain the scheduled date for the start of production. The first phase construction has proceeded on time and within budget.

      (iv) The greatest risk will be in the quality of the diamonds recovered from the plant, due to unanticipated and continued breakage of the stones. It would seem essential that a South African, or Australian metallurgist that has specialized in diamond recovery be present at start up and the running-in of the new plant. The risk of these kinds of problems is minimized, because of the more than a year's interim production and the low levels of throughput during this time. It is felt that the more general problem of low product prices are minimized, because of the anticipated quantity of gem quality stones in the output of the new plant and the internal demand for gems in the PRC.

      (v) As noted previously, the tendency of Chinese management is to keep hiring as long as the project is profitable, so maximizing employment. Top management and the North American advisory staff will have to control and minimize this tendency, thereby keeping the risk at normal acceptable levels.

      (vi) The operating budget planned for the underground mining operating include sufficient funds for necessary improvements to increase recovery and production rates.


C)   702  XIYU  LICENSE  PROPOSED  PRINCIPAL  PRODUCTS

A description of the proposed principal product, methods of distribution and the principal markets relating to the 702 Xiyu License are as follows:

The only minerals of value in the kimberlite of the Xiyu cluster are diamonds. The average grade of the near surface kimberlite is almost 0.06 cts/tn, with the exception of the #28 Pipe which is 0.34 cts/tn. This means that on average to recover 1 ct of diamonds, some 18 tns of kimberlite must be mined, whereas in the #28 Pipe only 3.25 tns need be mined. The deeper seated resources have an average grade of 0.135 cts/tn, but the deepest block of the resource has a grade of 0.234 cts/tn. The second bulk sample taken from surface pits on the #6 and #28 Pipes showed that a little less than 27% of the diamonds were of gem quality and the Company believes that today these gems would on average fetch US$550/ct. The Company estimates that the total production including the industrial stones would sell for an average of a little less than US$160/ct. The total planned production at Xiyu, as previously noted, will be approximately 450,000 cts/year. This is less than 0.5% of the recent 100 million cts/year world production and so will have a negligible effect on pricing.

The sale of the diamonds will inevitably be on the international markets and the distribution of the sales will be dependent upon the price that is received for the particular product. The current market is such that good quality gems sell for more internally in the PRC than on the world markets.

The transportation of the gems from the mine to the purchaser, due to the low bulk and weight of the product, is relatively easy. The expected annual production at Xiyu will only weigh some 90 kg, nevertheless the chief concern of transportation and distribution is security. This problem is, of course, common to all high value, low volume mining operations including gold and platinum producers, so can be readily overcome with proper procedures.


Geographic  Area  of  Proposed  Product  Sales
----------------------------------------------

The sales of the diamonds from the 702 Xiyu License will be on the international markets, but the precise area of the sales will evidently be dependent on the price received. The standard procedure of selling the run-of-the-mill diamonds in selected lots will ensure that the best price is obtained. At present good quality gems command a better price in the PRC than on the world market, but obviously this can change at any time.


Source  &  Availability  of  Raw  Materials
-------------------------------------------

There are a comparatively large number of kimberlite pipes and bodies in the general area of Xiyu. Figure C-4 shows that the kimberlite forms a N-S diamondiferous belt that is almost 10 km long and within this length 33 bodies have been identified to date. At least 10 kimberlite diamond bearing bodies have been found within 1 km of the village of Xiyu, though only 6 of the bodies (#5, 6, 7, 18, 22 and 28) have been drilled to any extent. If the trend to higher grades at depth, found in the case of the #7, 18 and 22 bodies, holds elsewhere then there may very well be other economically attractive diamond bearing pipes found with further exploration and delineation. It has already been described how the grade of some of the kimberlite bodies appears to increase with depth, at least to the limits of the existing drilling, so it can be reasonably assumed that the life of the project, now estimated at 15 years, will be at least double the latter amount, or close to 30 years. Any other kimberlite pipes delineated by future exploration will further increase the estimated life.

The accuracy of the above forecast will be largely determined after the proposed deep drilling has been carried out. The program is estimated to cost almost US$4 million and it is believed that, should sufficient drills be available, it could be completed within a year of funds being available.


Seasonality  of  Proposed  Production  &  Sales
-----------------------------------------------

As with the vast majority of mining projects there will be no seasonality to the mining, the processing and the sales of the rough diamonds. The plant that will be installed for the 702 Xiyu License will include the latest in technology and will be built to withstand the relatively mild winters of the Shandong Province. The fact that underground mining will be used and that the mining will start some 250 m below surface means that, in addition to the mining being a year round activity, little or no heating of the fresh ventilation air will be needed.


Natural  Resources
------------------

Location  &  Ownership

The 702 Xiyu License is located some 15 km by road north of the county town of Mengyin. The main road from Mengyin to the railroad at Xintai is only 6.5 km to the south of Xiyu (Figure C-1). The geographic location of the #28 kimberlite pipe is: N 35 49' 44.4" and E 117 54' 58.8". By an agreement dated January 31, 1994 (the "Xiyu Agreement"), the Company, through its wholly owned Hong Kong subsidiary, China Best (Asia) Limited ("China Best"), agreed with the Chinese company, Meng Mountain Diamond Development Corporation, to form a joint venture company called Mengyin Huanya Diamond Development Co. Ltd. (the "Xiyu Joint Venture".) to develop and mine the 702 Xiyu License. The Xiyu Agreement states that China Best will have a vested 50% interest in the Xiyu Joint Venture when it has contributed US$5,000,000 to the Xiyu Joint Venture of which US$231,626 has been paid to March 31, 2002. The terms of the joint venture call for the partners to set up a board of directors and a general manager to operate the project. The general manager and the board will be assisted in technical matters by a technical committee. The Company, through China Best will control both the board and the technical committee and so will become the 'Operator' of the 702 Xiyu License. However, until the outstanding balance of the required capital contribution has been paid, the Company cannot become the 'Operator' of the 702 License project.

Reserves  &  Resources

The reserves and resources of the 702 Xiyu License have been estimated in detail by the #7 Brigade of the Shandong Geological Bureau. This group carried out the initial exploration, drilling and bulk sampling of the deposit and wrote and submitted an exploration and evaluation report to the Bureau in 1992. Their estimate has been summarized and tabulated below with the reserves/resources broken down into higher and lower grade blocks.


CATEGORY   GRADE TYPE    TONNES    CONTAINED CARATS  GRADE (CTS/TN)
---------  ----------  ----------  ----------------  --------------
Reserve    Lower       23,923,755         1,437,359          0.0601
Resource   Lower       10,230,713           566,385          0.0554
Reserve    Higher       1,187,834           403,702          0.3399
Resource   Higher      34,567,979         7,047,256          0.2039
Sub-Total  Lower       34,154,468         2,003,744          0.0587
Sub-Total  Higher      35,755,813         7,450,958          0.2084


Kilborn also estimated the resources of the Xiyu pipe cluster, but presumably used different parameters for estimating the size, grades and categories of the blocks.

It can be seen that there are a number of significant differences between the two estimates. The Chinese average grade is 0.1352 cts/tn, whereas the Kilborn estimate is 0.138 cts/tn, which is only a 2% difference.

It can therefore be inferred that the differences lie in the allowed extensions to the mineralized intersections. A comparison between the Chinese and the Kilborn estimates of the lowest block, show that the majority of the difference between the two estimates lie in this one block. Kilborn used different and smaller limits for this lower block than the #7 Brigade and in the table below, the Chinese estimate has been proportionally reduced to correspond to the Kilborn limits:


CATEGORY            TONNES    CONTAINED CARATS  GRADE (CTS/TN)
----------------  ----------  ----------------  --------------
Measured           5,020,846           335,064           0.067
Indicated          4,644,579           374,850           0.081
Total Msd & Ind.   9,655,425           709,914           0.073
Total Inferred    27,664,121         4,459,171           0.161
Total Resource    37,329,545         5,169,085           0.138

The Company believes that the detailed estimate made by the #7 Brigade is more realistic than the Kilborn estimate with its apparent associated conservatism. A comment in an additional report on the 702 Xiyu License made by FDW, where they audited the available reserve estimates, tends to confirm this belief. They state that, "Kilborn did not include the 4 million carat prospective reserve from the deeper blocks".


Reconciliation  of  Mined  Samples  &  Estimated  Reserves

As previously noted there have been two bulk samples taken from the 702 Xiyu pipes, neither of which was taken for the usual North American purpose of confirming the validity of the grades of the other types of sampling, particularly that of the diamond drilling. The sample sizes were: (a) 8,400 to 11,050 tns, and (b) 10,680 tns. The diamonds recovered from the samples were:
(a) 722 to 850 cts and (b) 982 cts. The purposes, both stated and inferred, of taking these samples were to: (1) obtain a reliable ore reserve grade for the near surface (less than 100 m in depth) blocks of reserves, that could be categorized as proven, and (2) to obtain recovered diamonds from the near surface kimberlite that could then be valued and used in the determination of the commercial attractiveness of the project. This second purpose came about:
(1) because of changes in Chinese economic policies after the cultural revolution, and (2) the diamonds in the first sample had been completely degraded to industrial quality.

The above noted reasons for taking these samples on the 702 Xiyu License has meant that any direct and simple reconciliation of the grade of the reserves and that of the bulk sample is not possible, because: (1) the tunnel was not designed to cut or pass near to the diamond drilling, and (2) insufficient relevant records of the samples and the associated process plants were kept. The necessary result of these deficiencies is that the conclusions reached in this section are partly inferred and in addition incorporate a number of assumptions.

There are sufficient records from the first sample to estimate the grades of the different sample types for each pipe. These values have been averaged by weighting with the estimated size of the reserve block. The overall average grade of each sample type has been shown in the table below:

TYPE OF SAMPLE                               AVERAGE GRADE (CTS/TN)
-------------------------------------------  ----------------------
Surface trenches and pits                                      0.07
Shallow Drilling (to 50 m of depth)                           0.074
Tunnels                                                       0.081
Drilling of moderate depth
(from 10 m above to 70 m below the tunnels)                    0.11

The grades in the foregoing table can be viewed in two ways, which are that:

     (1) they show a steady increase in the grade of the kimberlite with depth, so that the samples appear to be consistent, one with the other. This conclusion would confirm the validity of the reserves as estimated by the #7 Brigade.

     (2) the grade of the drilling appears to be some 20% higher than the tunnel sample, but the surface samples and shallow drilling tend to undervalue the deposit somewhat, so that some significant changes to the reserves, as estimated by the #7 Brigade, would be needed to incorporate these discrepancies.

The Company believes the first explanation to be correct, given that the samples from the deeper drilling show that the grades of the pipes continue to increase with depth to the limit of the drilling at 600 m of depth. The Company has therefore concluded that this bulk sample does validate the grade of the reserves.

In the case of the second bulk sample, the total tonnage and the recovered diamonds were clearly given, but the tonnage taken from each pit was not stated. The break-down had to be estimated using the size of surface pits shown on the topographic maps of the immediate area. The grades of the surface trenches for each of the sampled pipes was assumed to be the same as the grade of the mined material and the total contained diamonds in the sample were then calculated. This total was compared to the quantity of recovered diamonds and the difference attributed to the plant recovery. The recovery was calculated to be 67.5%, which seems to be reasonable, given what is known about the relatively unsophisticated equipment in the plant. As a consequence, the Company has again concluded that this bulk sample confirms the accuracy of the grade of the shallow proven blocks of the sampled pipes. If this conclusion was assumed to be wrong, then the discrepancy, given the extreme unlikeness of a plant recovery greater that 75%, would only be 10%. Since one of the conclusions drawn from the examination of the first bulk sample was that the surface sampling tended to undervalue the deposit, then any potential discrepancy with this second sample would not necessarily invalidate the grade of the proven reserves. As mentioned above, the Company, once it becomes the 'Operator' intends to initiate a deep drilling program in order to obtain resource estimates in accordance with North American standards.


Exploration  &  Development

The 702 Xiyu License has had no exploration carried out since 1992 when the second bulk sample was processed. The local miner's operations in the #28 Pipe are irrelevant in any evaluation of the project, since there are no records available of their work. The only thing that can be said about the operation is their work has confirmed that a good grade of mineralization in the kimberlite extends significantly below the shallow bulk sample pit.

The general area of the 702 Xiyu License has an excellent potential for delineating further diamond bearing kimberlite bodies, merely by following up on the initial discoveries of the Chinese geologists. Figure C-4 shows the Chinese interpretation of the area structure and their discoveries of kimberlite. The strike length of the discoveries is some 9 km over an average belt width of 1 km. It can be assumed that as soon as the mine is running as planned and a sufficient cash flow is available, an exploration license of at least 25 km2 will be taken out and a major development program would be instituted to follow-up on these known occurrences of kimberlite.


Identification  of  Estimators  of  Reserves
--------------------------------------------

The four reports dealing with the reserves and resources of the 702 Xiyu License have been listed below. The 1972 report (a) includes the Chinese resource estimate, the 1992 report (b) by the #7 Brigade consists of a description and explanation of the second bulk sample. The 1996 Kilborn report (c) includes their independent estimate of the Xiyu resources, but the Fluor Daniel Wright report (d) only includes a brief audit of the Kilborn work.

     (a) "The Report of Evaluation of Diamond Quality and Verification of Grades of the Xiyu Pipes, Mengyin County, Shandong Province" by the #7 Brigade of the Shandong Geological Bureau, 1972;

     (b) "Geological Exploration Report on Xiyu Diamond Mine, Mengyin County, Shandong Province" by the #7 Brigade of the Shandong Geological Bureau, 1992;

     (c) "Report on an Evaluation of the Diamond Properties of China Diamond Corporation" prepared for Carson Gold Corp. by Kilborn Engineering Pacific Ltd., August 1996; and

     (d) "Evaluation of Mengyin Diamond Project" prepared for Kensington Resources Ltd. by Fluor Daniel Wright Ltd., March 1997.


Description  of  Potential  Plant
---------------------------------

Location,  Size,  Use  &  Purpose

There is at present no infrastructure, or plant at the site of the Xiyu pipe cluster and as a consequence it should be recognized that the discussion of the potential plant(s) included below is strictly hypothetical. The location of the #6 kimberlite body, which is central to what will be the entire complex, has been shown in some detail on Figure C-2. The geographic location of the #6 kimberlite body is: N 35 49' 44.2", E 117 54' 58.7".

The throughput of the plant on the 702 Xiyu License is proposed to be 7,700 tns/day, with a recovered production rate of 446,200 cts /year. This latter amount, while appearing to be large, is actually less than half a percentage point of the current world production. It is believed that with a modern well designed plant the floor area will be very similar to that at the 701 Changma Mine, or 180,000 m2 in total.

The purpose of the proposed plant on the 702 Xiyu License will be to:

     (a)  support  the underground mining of the economically attractive diamond
          bearing   kimberlite  pipes  and  dykes;

     (b)  process  the mined kimberlite so as to recover the contained diamonds;

     (c)  maintain  the  equipment  and machinery used in mining and processing;

     (d)  provide  living  quarters  for  part  of  the staff and workforce; and

     (e)  administer  and  manage  the  operation.


The location of the various parts of the potential plant, together with the likely areas of the land, has been shown on Figure C-3. The main parts of the proposed plant would be:

     (a)  open  pit  for  mining  the  #28  Pipe.

     (b)  mine  offices,  housing  and  associated  amenities.

     (c)  process  and  mining  plant.

     (d)  water  supply  pump  house  and  mine  explosives  magazine.

     (e)  tailings  impoundment  area.

Another possibility being considered by the Company and its Joint Venture Partners is to consolidate the operations of the 701 and 702 Licenses so that the two underground mines provide ore to be processed in the exiting 70 plant.

Land  &  Property

Currently the only land held by the Xiyu Joint Venture is a mining license whose area is some 0.3 km2 and whose approximate boundaries have been shown on Figure C-2. A preliminary estimate of the land that must be acquired by the Xiyu Joint Venture before construction of the plant could proceed and be put into operation has been tabulated below:

PLANT DESCRIPTION         SIZE OF PLOT (M)  AREA (KM2)
------------------------  ----------------  ----------
328 Open Pit                    390 by 390       0.152
Mine Offices and Housing        360 by 255       0.092
Process and Mine Plant          270 by 450       0.122
Pump House                       105 by 60       0.006
Explosives Storage               105 by 90       0.009
Tailings Impoundment          1020 by 1200       1.224
TOTAL                                            1.605

The cost of maintaining the current mining license is minimal being less than US$10/year, but as previously noted the cost of acquiring the land, which is good quality agricultural, will be expensive unless the tailings impoundment area can be acquired at a lesser cost. In any case the Xiyu Agreement states that the Chinese partner is responsible for providing the necessary land.

Details  of  Potential  Operation
---------------------------------

Competitive  Conditions

There is considerable world wide competition in the sale price of industrial diamonds, which appear to be in oversupply on the world markets. Nevertheless the prices for good quality gems currently appears to be stable. At present the demand for gems in the PRC is good and prices tend to be higher than on the world markets.

Reserves Outlined & Development Completed in Past Year

As previously noted there has been no activity of any sort on the 702 Xiyu License since 1996, when the unsystematic mining of the #28 Pipe was terminated. It is planned, once the initial financing has been arranged, to purchase and install a modular process plant suitable for processing the proposed bulk sample. In the interim, both before and after the bulk sample has been taken, this plant will be used to process production from the #28 Pipe. The work will start a positive cash flow, which will partly fund the ongoing development work. The immediate second priority is to start and complete the deep definition drilling program and to take a representative bulk sample of the higher grade reserves, that will have been outlined by this drill program. It is intended to recover at least 25,000 cts from the sample, so that a reliable valuation can be completed. When the valuation has been completed there will be sufficient information available to undertake the final feasibility study of the proposed operation.

Environmental  Protection

In addition to the concerns expressed under the heading "Environmental Protection" for the 701 Changma Mine, in the case of the 702 Xiyu License, the concerns of both the County and the State, because of the high density of population and farming around and over the Xiyu pipe cluster, would likely be as follows:

     (1) The elimination of any forced relocation of local residents and the use of prime agricultural land for mining.

     (2)  The  prevention  of  any  surface subsidence due to mining activities.

     (3) The minimization of adverse impacts on the farm land from the process and mining plants.

     (4) The minimization of effluents from the operation into the waterways and ground water.

     (5) The minimization of the use of existing surface and ground water for the operation and the elimination of any lowering of the water table.

     (6)  The  elimination  of  tailings  spills  from  the  impoundment  area.

     (7) The proper rehabilitation of the plant and tailings impoundment areas on completion of mining.

It is anticipated that it will not be difficult or onerous to satisfy governmental concerns in these areas. The mine and plant design for the 702 Xiyu License minimizes the use of land for mining purposes and eliminates the possibility of surface subsidence. The pump house shown on Figure C-3 will only be used, to any extent, for the interim production and the taking of the bulk sample. One of the first priorities during the construction period will be to construct a starter dam for the tailings impoundment area, so that a small reservoir can be established and used for the start up period of the plant. Thereafter the process water will be recycled, so the only need for fresh water will be for potable water consumption and to offset evaporation.

A major concern at this point is the capacity of the tailings and waste rock areas that were chosen by the Suzhou Institute, as shown on Figure C-3. As previously noted, once work starts on the development of the project, a high priority must be placed on the identification of alternative sites for tailings impoundment, including a consolidation of activities with the 701 Changma process plant operation


Number  of  Employees

The 702 Xiyu License has no employees, since at present the project is dormant. Nevertheless it is anticipated that the first step towards the project's ultimate production goal will be to establish an interim production facility which must have a minimum throughput of 300 tns/day to be economically attractive. This size of plant will also be suitable for processing the bulk sample without modification. A large part of the work in the pre-production phase will be carried out by contractors, but the staff and workers needed to run the process plant would have to be employees of the Xiyu Joint Venture in order to control costs, maximize the recovery of the diamonds and minimize security problems. The estimated employment in the pre-production period, not including the construction workers, have been tabulated below:

                                                                      PERMANENT PROJECT
PHASE                                DURATION   CONTRACTED PERSONNEL     WORK FORCE
-----------------------------------  ---------  --------------------  -----------------
Interim Production                   42 months                  ----                218
Bulk Sample Collection & Processing   6 months                    90                218
Ultimate Production                  <20 years                  ----               1070

It is anticipated that, because of the relative proximity of the mine to the town of Mengyin and other relatively highly populated areas, that only a minimal amount of housing and amenities will be required on-site. This is because the majority of workers could be bussed in daily from Mengyin and the other towns. It is estimated that a fleet of 5 buses should be sufficient and it is evident that some of the buses could be scheduled to pick up workers from areas and villages outside of Mengyin. The cost of this approach has been built into the operating costs and it is believed that this policy will go a long way to minimizing the impact of the mine on the surrounding area.

The reserve/resource calculations performed by the #7 Brigade and referred to in this Registration Statement are intended to indicate the methodology used by the Chinese to establish the economic viability of the project. The Company intends, subject to obtaining sufficient funding, to acquire its 50% interest in the 702 License project and to perform a comprehensive exploration program with the results of that program reported in the Company's periodic reports to be filed under the Securities Exchange Act of 1934, as amended.

To date, the Company has not obtained sufficient funds for the 702 acquisition and in fact is concentrating its efforts to obtain the funding only for the 701 project. Once the 701 project acquisition has been completed, the Company will devote resources to the 702 and 703 projects.

Risks  Associated  with  the  Potential  Operation

There are always a number of risks associated with a mining project whether it be in the PRC or in North America. The Company believes that the additional risks due to the 702 Xiyu License's location in the PRC are minimal when compared to the normal risks of mine development. These normal risks include:

     (a) Lower than anticipated reserves established by the deep definition drill program. This risk comes about because of discrepancies between the current widely spaced drilling and the proposed fill-in drilling that will be positioned between the existing drill holes. The deviation from the expected can be either in grade, or in amount. Either deviation could have significant effects on the economic attractiveness of the project. Nevertheless once the deep drill program is completed this risk is eliminated.

     (b) Delays in the completion of any phase of the project. While the Company does not anticipate any delays, it also recognizes that some delay may occur as has occurred in similar projects in other countries due to such factors as labour disputes or government interference or, with a project at this early stage, some as yet unknown contingency. It is anticipated that in the PRC this type of risk is less than it would be in North America, because of the tight control the Officials of the State, Province and County keep on the workforce.

     (c) Overruns in the costs of construction and/or development. This is a risk that will likely be associated with the size of the workforce. It will be a somewhat greater risk in the PRC than in North America, because of the difficulty in laying off excess personnel and the desire of all levels of management to maximize employment. The risk can be controlled or kept within acceptable limits with tight control by both Chinese and North American management and preliminary training of the Chinese middle management.

     (d) The risk of poor process recoveries and unacceptable degradation of the diamond quality will be almost eliminated, because of the 4 years of interim production where further testing and modifications can be made in preparation for the full scale plant.

     (e) In a similar fashion to the previous risk, the problem of lower than expected sales prices for the diamonds should be almost minimal, since there will have been nearly 4 years in which to determine the optimum production requirements and marketing strategies.

     (f) The problem and risk of higher than expected operating costs derives from the same tendency previously described, which is that Chinese management and the workers have both been accustomed to allow and accept maximized employment, up to the point where the operation becomes close to breakeven. Top Chinese management and the North
          American advisors will have to be on the alert to stop excessive hiring and control costs.

D)     703  LINYI  LICENSE

Potential  Principal  Product
-----------------------------

A description of the potential principal product, principal markets and methods of distribution relating to the 703 Linyi License follows:

Though the 703 Linyi License is specifically limited to diamonds, it should be recognized that there is an operating gold mine within the area. It seems evident that if the exploration activities did discover the presence of other valuable minerals, then a further exploration license should be taken out specifically for that mineral. The Linyi Agreement, though stating the business is for diamonds, does not specifically prohibit exploration for other minerals. Obviously while the first exploration priority must be given to diamonds, if other minerals were found they would be examined and developed in the same manner.

The future potential diamond production would be sold on the open market to the highest bidder, in a manner similar to other diamond producers.

The matter of the distribution of the diamond production from the mine to the purchaser is of relatively minor significance due to the small volume and weight of the product. The one problem with this phase of the operation, just like all producers of high value, small volume products, such as gold and platinum, is that of security during the transport of the product. The Company has available to its several conventional solutions to this problem.

Geographic  Area  of  Proposed  Sales
-------------------------------------

If  and  when  commercial  production  of  diamonds takes place on the 703 Linyi
License area, sales will be made on a world-wide basis to the prospective purchaser making the best offer.



Sources  &  Availability  of  Raw  Materials
--------------------------------------------

Commercially attractive concentrations of diamonds are found in both kimberlites and lamproites. The kimberlites may be in the form of dykes, enlargements of dykes and the classic near-circular pipes, all of which slowly diminish in area with depth. The usual form of lamproite (Argyll Deposit in Australia) has a very large area in the upper part of the pipe, which rapidly diminishes with depth. Kimberlites, on the one hand, are found in cratons, where there are stable areas of Archean rocks, whereas lamproites are usually located in the mobile belt at the edges of a craton. The Mengyin-Linyi area, though comparatively close to the southern margin of the Sino-Korean Craton (North China Platform), is totally underlain by Archean rocks and consequently it would seem unlikely that a true lamproite would be found within the 703 Linyi License.

As previously described there have been three types of diamondiferous occurrences found within the 703 Linyi License, which are:

     (1) Quaternary conglomerates accumulated in the karst type of weathering of the Cambrian limestones.

     (2)  A  small  pipe  of  para-kimberlite.

     (3)  Stratiform  basal  pre-  and  Ordovician  conglomerates.

A large amount of work had been completed prior to 1996, collecting diamonds and indicator minerals from the alluvials mainly stream sediments and diamondiferous bedrock. The table below summarizes the quantities collected by formation:

                              DIAMONDS -  PYROPES -  CHROMITES -
       TYPE OF ROCK             NUMBER     NUMBER      NUMBER
----------------------------  ----------  ---------  -----------
Quaternary Sands and Gravels          87        113         1647
Mountain Top Conglomerate           2205        678           35
Para-Kimberlite                       86         67            4
Basal Conglomerate                  ----          3           10
TOTALS                              2378        861         1696

In addition to the above noted numbers there were 140 occurrences of ilmenite and 11 of chrome diopside. The test work on over 1,600 tns of Mountain Top Conglomerate indicated that the average grade of this material was 0.02 cts/tn, whereas a more selective sample of 100 tns had a grade of 0.13 cts/tn. A very small sample of 0.2 tns of the para-kimberlite was found to have a grade of 2.20 cts/tn.

Seasonality  of  Proposed  Production  &  Sales
-----------------------------------------------

As with all mining operations there need not be any seasonality of mining, or production, if a commercially attractive deposit of diamond bearing kimberlite is found.

Natural  Resources
------------------

Location  &  Ownership

The 703 Linyi License area is located some 200 km SSE of Jinan the Capital City of Shandong Province, PRC (Figure D-l). The area is made up of a four sided block of ground that is approximately 20 km long by 5 km wide. The NE boundary is some 30 km SW of the town of Mengyin. Linyi, the central town of Linyi Prefecture, is approximately 20 km to the SE of the south east boundary of the area. The NE boundary consists of the highway from Linyi to Yanzhou and the other boundaries are geographically defined limits (Figure D-2). The approximate center of the area is located at N 35o 20' and E 117o 44'.

By an agreement dated August 22, 1996 (the "Linyi Agreement"), the Company, through its wholly owned Hong Kong subsidiary, Crystal Bright (Asia) Limited ("Crystal Bright"), agreed with the Chinese company, Shandong Linyi Geology and Mineral Resource Development Company, to form a joint venture company called Shandong Linyi Geology and Mineral Resources Development Company (the "Linyi Joint Venture") to explore for diamonds on the area of the 703 Linyi License. The Linyi Agreement states that Crystal Bright will have a vested 50% interest, once it has contributed US$1,500,000 to the Linyi Joint Venture, of which US$202,000 has been paid to date. The terms of the Linyi Agreement state that if an economic diamond bearing deposit is outlined during the term of the Linyi Joint Venture (maximum 10 years), then a mining joint venture will be negotiated and established. The terms of the agreement also state that the joint venture shall create a board of directors and appoint a general manager to operate the project. The Company, through Crystal Bright, controls the board and so will become the effective 'Operator' of the project. However, until the Company completes the balance of its funding obligations, it cannot become the 'Operator'.

Reserves  &  Resources

There has been insufficient work completed on the 703 Linyi License to delineate any reserves and the work to date has not outlined sufficient economically attractive diamond bearing rock to justify any estimate of prospective/potential resources.

Nevertheless if it is assumed that the same kind of odds against exploration success that is found in the Archean rocks of the Canadian Shield apply to the Archean rocks of the Sino-Korean Craton (North China Platform), then with the discoveries that have been made to date in the 703 Linyi License area it can be expected that there is a 2 to 4% chance of discovering and developing an economically attractive deposit. The value of the 701 Changma Mine and 702 Xiyu License deposits both provide sufficient encouragement to continue with an exploration program on the 703 Linyi License area.

Reconciliation  of  Mined  &  Depleted  Reserves

There has been one comparatively small and probably unrepresentative bulk sample taken from the diamondiferous Mountain Top Conglomerate of the 703 Linyi License, which is too low a grade to be of any economic interest. Two much smaller and definitely unrepresentative samples have been taken. Their grades would have been of some interest had they been representative, but since the conditions under which the samples were taken and the representativeness of the samples unknown, no conclusions can be drawn from this work.

Exploration  &  Development

The last detailed filed work on the 703 Linyi License was performed in 1997 and 1999 and it consisted of the commencement of a systematic geological examination of the license area. Approximately 50% of the total area was completed in this work. It consisted of geological mapping at a scale of 1:10,000, concentrated stream sediment sample and ground magnetic surveys. In 2000, analysis of the field work identified at least three (3) prospective areas worthy of more extensive field work.

     A) Songjiazhuang Target - Recovered three (3) grains of diamonds and 270 grains of chromite from the stream sediment samples

     B) Xiaoquanzhuang Target - Recovered four (4) grains of diamonds and 692 grains of chromite from 10 stream sediment samples taken from a relatively small area of about 3 km2.

     C) Beixiaoshan Target - Recovered one (1) grain of diamond and 239 grains of chromite from 5 stream samples taken from a area of about 3 km2.

The recommended follow-up program for these targets include high density stream sediment sampling and a 1:2,000 magnetic and electromagnetic ground survey. The program requires funding from the Company prior to it being implemented.


Identification  of  Reports  on  the  703  Linyi  License
---------------------------------------------------------

There are a number of summary reports on the exploration potential of the 703 Linyi License area that contain a description of the exploration work that has been completed on the area, but the three that are most comprehensive and have been quoted in this 20F, are:

     1. "The Report of Designed Exploration for Primary Diamonds in Pingyi-Feixian Counties, Shandong" prepared by the #7 Brigade of the Shandong Geological Bureau, September 1994;

     2.   "703  Diamond  Project"  prepared  by  Hun  Kim,  November  1994;  and

     3. "Report on Geology and Exploration of the 701, 702 and 703 Diamond Projects" prepared for Kensington Resources Ltd. by J.G. Strnad, 1997.


Description  of  Proposed  Plant
--------------------------------

There is no plant or infrastructure as yet on the area of the 703 Linyi License, as a consequence any mention of the plant or plants in the section that follows should be recognized as being potential only.

Location,  Size,  Use  &  Purpose

There are 4 towns and villages on the margins of the 703 Linyi License area and the town of Linyi, which is the headquarters for the #7 Brigade responsible for the field work, is quite close.

It would therefore appear that there will be no need to build or construct new infrastructure on the license area, until such time as an economically attractive deposit has been delineated.

At this stage of the exploration it is not possible to infer a plant size, but it would seem likely that the 701 Changma Mine and the 702 Xiyu License are probably at the extremes of the geologically and economic likely grades and throughput for the 703 Linyi License area. The table below sets out these inferred limits.


MINE/DEPOSIT      GRADE (CTS/TN)  THROUGHPUT (TNS/DAY)
----------------  --------------  --------------------
701 Changma Mine               1                  1075
702 Xiyu License           0.135                  7700

It is not possible to be specific about the use and purpose of any potential plant, except to say it will be connected with the extraction of a mineral resource. As noted previously, if economically attractive mineral deposits other than diamonds are found then these will undoubtedly be investigated and developed.

Land  &  Property

Previously the Linyi Joint Venture had an investigation license for approximately 1,623 km2. This type of license can be held for renewable periods of 3 years. The area of the license has been reduced to about 823 km2 in 1999. The exclusive exploration permit covering 192.392 km2 has been applied and obtained for two areas within the investigation license area. The cost for the exclusive permit is in 100 Yuan/km2 per year for the first 3 years, and 100 Yuan more for each year after, with a maximum cost of 500 Yuan/km2 per year. The minimum expenditures for exploration to keep the license in good standing are on a sliding scale of 2,000 and 5,000 Yuan/km2 per yea for the first and second years, and 10,000 Yuan/km2 per year in the third year and years after. The licenses are currently in good standing.

Once an economically attractive deposit has been outlined, the operator must submit to the State a report on the work outlining the estimated reserves and the future plans for the deposit. The report must be to the level of detail expected for a North American pre-feasibility study. If the State approves this report then a mining license will be issued. This license would presumably be much smaller and only include the deposit of interest. The fees for this license are US$120/km2 per year, but the likely area would only be 1 to 5 km2 making for a cost of US$120 to $600/year.

Details  of  a  Potential  Operation
------------------------------------

It must be recognized that all discussion included in this section is hypothetical, since a great deal of exploration will have to be completed before a potential commercial deposit could be delineated, even assuming that the exploration program is successful.

Competitive  Conditions

The degree of competition in the sale of diamonds, that may be recovered from a deposit, depends upon the quality of the stones. Industrial type stones are in plentiful supply throughout the world, but prices for gem stones are stable and good quality gems always command a premium price.

Competition for other metals and minerals always exists and these commodity prices appear to cycle on a fairly regular basis, as a temporary scarcity is followed by an overabundance of the particular metal/mineral. This problem can be minimized by a producer ensuring that: (1) the life of the project covers at least 3 cycles of commodity prices, and (2) that the production cost is at least half of what is believed to the long term average metal price.

Reserves Outlined & Development Completed in Past Year

The 703 Linyi License is still in the preliminary stages of exploration as of June 30, 2001 and no reserves or resources have yet been outlined for the area.

Environmental  Protection

Environmental protection is of lesser concern in the PRC than in North America, both for the State and the individual citizen, because of the pressing need for continued growth and employment. Nevertheless it is clear that a foreign joint venture would not be allowed to ignore or short-cut environmental problems.

The waste products from a diamond deposit are largely benign and it is understood that the major problem encountered in such an operation would be the adequate settling of the ground rock (tailings) from the process plant. The whole exploration area would, in North America, be considered environmentally sensitive since: (1) it has three major reservoirs that traverse the area, and
(2)  it  is  surrounded  by  flat  lying,  highly  productive  farm  lands.

Number  of  Employees

The Linyi Joint Venture has no full time employees and is unlikely to hire any in the near future, since all exploration work will be done on a contract basis by the #7 Brigade and North American specialists.

The work program has been defined by the #7 Brigade and agreed to by the Company, but it cannot start until funding is provided by the Company.

Risks  of  Operation

The main risk of an operation in the PRC is not political, but it is the control of the size of the work force and thus of maintaining budgets and schedules.
This problem is relatively easy to control, especially for an exploration program since, as noted above, all work will be contracted, with the majority of the jobs being such that firm bid prices could be established, before awarding the work.

The main risks with an exploration program in any part of the world is that of being unsuccessful in finding a deposit that does exist, or in choosing an area where there are no deposits to be found. As previously discussed, the chances of success in the 703 Linyi License area, given the nature and quantity of discoveries that have been made to date, is likely to be between 2 and 4%.


ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FISCAL YEAR 1998 (DECEMBER 31)

GENERAL

During Fiscal Year 1998 (December 31) the Company continued efforts to raise funds for the joint venture companies and for working capital purposes.

LIQUIDITY  AND  CAPITAL  RESOURCES

During the year the Company issued 2,362,901 shares to realize $1,101,238 on the exercise of stock options. The Company completed a private placement of 333,333 shares to realize $100,000. The Company issued 60,241 shares in exchange for special warrants. The Company completed two debt settlement agreements: (1) $290,242 debt was settled by the issuing of 725,605 shares, and (2) $948,040 debt to a related party was settled by the issuing of 2,209,884 shares. At
December 31, 1998, the Company had outstanding stock options to purchase 1,885,000 shares and outstanding share purchase warrants to purchase 2,993,574 shares.

During Fiscal Year 1998 (December 31) the Company entered into related party transactions: (1) incurred $737,040 for cash advances, rent, administration expenses, management fees and interest and the assignment of related party debts of $500,789 of which the Company repaid $1,366,675, (2) incurred $191,244 for administrative and technical support services in PRC, (3) owed $174,284 in connection with the acquisition of Winluck, (4) incurred consulting fees, management fees and salaries of $225,923, (5) settled debt of $948,040 by the issuance of 2,209,884 shares and (6) incurred further cash advances, consulting fees and interest of $219,708 of which the Company repaid $97,794. A related party entered into an agreement in principle with the Changma Joint Venture for the exclusive marketing of all diamonds produced by the 701 Changma Mine.

At December 31, 1998 the Company had a working capital deficiency of $1,591,125 and was committed to contribute a minimum of $17,091,034 (US$11,026,474) to earn its 50% interest in the four Chinese joint venture companies. Required capital contributions total US$14,000,000. At December 31, 1998 US$2,080,887 had been advanced to Gold Field and US$892,639 had been advanced to the three Hong Kong companies.

The ability of the Company to continue normal operations and realize the carrying value of its interests in mineral properties is dependent upon raising additional investment and working capital.

The Company continues to seek additional investment funds with which to earn its interest in the joint venture companies described above.

RESULTS  OF  OPERATIONS

Operations of the joint venture companies will be included in the accounts of the Company on a proportionate consolidation method once the Company has earned its 50% contractual joint venture interests.

During Fiscal Year 1998 (December 31) the Company expended $255,802 for office and general expenses, $255,926 for professional fees, $97,083 for rent, $117,600 for management fees, $346,543 for consulting fees, and $180,253 for bank charges and interest.

FISCAL YEAR 1999 (DECEMBER 31)

     GENERAL

     During Fiscal Year 1999 (December 31) the Company continued efforts to raise funds for the joint venture companies and for working capital purposes.

     LIQUIDITY  AND  CAPITAL  RESOURCES

     During the year the Company issued 1,353,884 shares to realize $435,209.40 on the exercise of stock options. The Company completed a private placement of 10,000,000 shares to realize $1,800,000. The Company issued 1,500,000 shares in exchange for special warrants to realize $300,000. The Company completed two debt settlement agreements: (1) $665,376 debt was settled by the issuing of 3,696,534 shares, and (2) $300,000 debt to a related party was settled by the issuing of 1,666,667 shares. The Company issued 80,000 shares to a related party as payment for a loan guarantee. As at December 31, 1999, the Company had outstanding stock options to purchase 1,800,000 shares and outstanding share purchase warrants to purchase 11,100,000 shares.

     During Fiscal Year 1999 (December 31) the Company entered into related party transactions: (1) incurred $293,706 for cash advances, rent, administration expenses, management fees and interest of which the Company repaid $43,982; (2) incurred $350,153 for administrative and technical support services in PRC.; (3) owed $2,164 and, (4) incurred consulting fees, management fees and salaries of $40,000.

     At December 31, 1999 the Company had a working capital deficiency of $987,797 and was committed to contribute a minimum of US$ 9,816,474 to earn its 50% interest in the four Chinese joint venture companies.

     At December 31, 1999 US $2,183,887 had been advanced to Gold Field and US $1,999,639 had been advanced to the three Hong Kong companies.

     Details  of  the  financing  agreements were as  follows:

          1. A private placement of 11,100,000 units at $0.18 per unit for gross proceeds of $1,998,000. Each unit consisted of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at $0.18 per share in the first year and $0.21 in the second year. A finder's fee, through the issuance of an aggregate of 680,555 common shares was paid with respect to this financing.

          2. Arrangement of a $3,000,000 loan whereby the lender will receive a share purchase warrant entitling the holder to purchase 6,666,667 common shares of the Company at an exercise price of

               $0.18 per share in the first year and $0.21 per share in the second year. A finders fee of $182,500 is payable and, at the discretion of the finder, this fee may be paid in whole or in part through the issuance of common shares, at a deemed price of $0.18 per share. The loan bears interest at prime plus 3%. The Company is required to repay accrued interest plus 25% of the outstanding loan within each of 18, 24 and 30 months and the balance within 36 months. To date however, Eurogas Ltd. was unable to provide the funds when requested and this loan was never completed. The loan agreement has since lapsed.

          3.   Settlement  of  debt  as  follows:

               (a) Loan to the Company. The first $575,000 was to be settled with 3,194,444 shares at $0.18 per share and the balance including accrued interest was paid in cash. A guarantee fee of 80,000 shares was paid to a related party in connection with the loan.

               (b) Debts to related parties. The first $300,000 was settled with 1,666,667 shares at $0.18 per share and the balance of $79,740 was paid in cash.

               (c) Accounts payable. An account payable of $90,376 was settled with 502,090 shares at $0.18 per share

     The ability of the Company to continue normal operations and realize the carrying value of its interests in mineral properties is dependent upon raising additional investment and working capital.

     The Company continues to seek additional investment funds with which to earn its interest in the joint venture companies described above.

     RESULTS  OF  OPERATIONS

     Operations of the joint venture companies will be included in the accounts of the Company on a proportionate consolidation method once the Company has earned its 50% contractual joint venture interests.

     During Fiscal Year 1999 (December 31) the Company expended $153,407 for office and general expenses, $177,397 for professional fees, $120,782 for rent, $144,800 for management fees, $313,537 for consulting fees, and $117,681 for travel, accommodation and promotion.

FISCAL  YEAR  2000  (DECEMBER  31)

     GENERAL

     During fiscal year 2000 (December 31) the Company continued efforts to raise funds for the joint venture companies and for working capital purposes.

     LIQUIDITY  AND  CAPITAL  RESOURCES

     During the year, the Company issued 680,555 shares in settlement of finder's fees. The Company also received a $50,000 loan from a director. Such loan was payable on demand with an interest rate of prime + 1%. In consideration for the loan, the Company issued 31,746 bonus shares. During the year, an aggregate of 1,081,000 stock options were exercised at the price of $0.50 per share, 2,750,000 at $0.37 per share and 1,350,000 at $0.10 per share.

     On July 10, 2000 the Company announced a private placement of 30,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.14 per share. However, the Company was only received subscriptions for and closed a private placement of 10,619,909 units. The Company applied to the TSX Venture Exchange to extend the expiry dates of the warrants but did not receive approval.

     On September 27, 2000, the shareholders of the Company approved the increase of the authorized capital from 100,000,000 common shares to an unlimited amount of common shares.

     The Company had no operating revenues and during the year ended December 31, 2000 and incurred net losses of $19,871,430. As at December 31, 2000, the Company had a working capital deficiency of $119,193. Consequently, the Company's ability to continue as a going concern is dependent on the support of its creditors, the Company's ability to obtain additional financing and, ultimately, the attainment of profitable operations. Of the $472,911 total liabilities as of December 31, 2000, $160,467 was owing to related parties. The Company has been actively seeking financing to cover the working capital deficiencies. Whenever the Company considers it appropriate, the Company negotiates with its debtors to settle its debt with common shares of the Company.

     RESULTS  OF  OPERATIONS

     During the year ended December 31, 2000, the Company had a net loss of $19,871,430 or $0.40 per share in comparison with a net loss of $8,827,976 or $0.27 per share last year. The increase in loss of $11,043,454 was mainly due to increase in write-down of mineral properties of $10,995,193, new business investigation costs of $364,133 counter-balanced by decrease of general administration expenses of $311,668. The write-down consists of $17,502,483 in acquisition costs, $999,999 in joint venture advances and $166,599 in exploration and development expenses. During the year, consulting fees were $280,169 lower than prior year due to the fact that $339,133 in consulting fees incurred in 2000 were allocated to business investigation costs as the Company was attempting to acquire a 50% interest in EuroGas-Austria and 100% interest in SPARS. The Company also spent a total of $943,524 in exploration and development in the mineral properties. Of this amount $776,925 relating to 701 and 703 joint ventures were capitalized and $166,599 relating to 702 and Huixian joint ventures were written off.

During the year the Company incurred the following major expenditures:

     - Management fees - A total of $178,262 was paid to 3 directors and officers for their work in administrative matters.

     - Professional fees - A total of $159,232 was paid to professionals which included $17,153 for the auditors, $42,000 for an accountant, and $100,079 for legal fees.

     - Exploration and development costs - The Company spent a total of $943,524 on the joint venture properties. It included $86,391 fees paid to geologists, $404,270 in consulting fees, $168,808 for project management, $41,420 for mining license and permit, and $194,953 for travel, accommodation and $47,682 in other expenses at the properties. Of the total, $660,289 was allocated to the 701 Joint Venture, $79,025 to the 702 Joint Venture, $116,663 to the 703 Joint Venture and $87,574 to the Huixian Joint Venture.

     - Office and general- Included in these expenses were $108,944 in rent, $26,892 in salary, and $104,519 in office expenses and others.

     - Diamond held for resale - The Company purchased a total of $237,404 in rough diamonds from the mine for reselling and for demonstration purposes.


FISCAL  YEAR  2001

During the year ended December 31, 2001, the Company had a net loss of $5,465,768 or $0.08 per share in comparison with a net loss of $19,871,430 or $0.40 per share in the comparable period last year. The reduced loss of $14,405,662 was mainly due to lower write-down of mineral properties of $14,697,171 and business investigation costs of $364,133.

During the period the Company incurred the following major expenditures:

     - Consulting fees - A total of $181,393 was paid to two directors and four consultants for their services in administration, financing, long-term business planning and general corporate matters.

     - Management fees - A total of $266,560 was paid to two directors and a consultant for their services.

     - Professional fees - A total of $218,342 was paid to for professional services which included $44,195 for local and oversea auditors, $48,125 for an officer who is a professional accountant and $126,011 in legal and para-legal fees. The increased professional fees were partly due to the continuous disclosure review conducted by the British Columbia Securities Commission and accelerated financial activities.

     - Exploration and development costs - The Company spent a total of $379,525 on the joint venture properties. It included $11,187 fees for geologists, $147,618 in consulting fees, $139,559 for project management, $23,140 for legal fees, and $58,021 for travel, accommodation and other expenses at the properties. Of the total, $281,776 was allocated to 701 JV, $25,861 to 702 JV, $42,410 to 703 JV and $29,478 to Huixian JV.



FINANCING

The main source of financing of the Company has been exercise of stock options. In fiscal year 2001, 8,630,000 stock options were exercised at $0.10 per share.

On November 6, 2001, the Company announced a private placement of up to 31,362,000 units at the price of $0.10 per unit to raise gross proceeds of $3,136,000 subject to payment of finder fees in the amount of $189,310. Each unit will be comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at the price of $0.10 per share for a period of three years. The closing of this financing is subject to regulatory approval. This financing was later cancelled in 2002.

In April 2001, the President of the Company, by a loan arrangement, agreed to put up 5,000,000 common shares of the Company to be sold privately to raise funds needed for funding the 701 JV. On October 1, 2001, the Company received regulatory approval for this loan agreement and consequently 1,000,000 were issued at the deemed price of $0.10 as consideration for the above 5,000,000 common shares loaned to the Company. None of these shares were sold until 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company had no operating revenues and during the year ended December 31, 2001, incurred net loss of $5,465,768. On December 31, 2001 the Company had a working capital deficiency of $1,024,431. Consequently, the Company's ability to continue as a going concern is dependent on the support of its creditors, the Company's ability to obtain additional financing and, ultimately, the attainment of profitable operations. The Company has been actively seeking financing to cover the working capital deficiencies. Whenever the Company considers it appropriate, the Company negotiates with its debtors to settle its debt with common shares of the Company.


THREE MONTHS ENDED MARCH 31, 2002 (Unaudited)

During the three months ended March 31, 2002, the Company had a net loss of $442,888 or $0.01 per share in comparison with a net loss of $269,044 or $0.01 per share in the comparable period last year. The increased loss of $173,844 was mainly due to increased write-down of mineral properties in the amount of $152,318.

During the period the Company incurred the following major expenditures:

-Management fees - A total of $65,928 was paid to a director and a consultant for their services in managing the company affairs.

-Professional fees - A total of $49,082 was paid for professional services to an officer who is also a professional accountant and $24,274 in legal fees. The increased professional fees were partly due to the preparation of filings with US Securities and Exchange Commission and accelerated financing activities.

-Exploration and development costs - The Company spent a total of $166,497 on the joint venture properties. It included $3,833 fees for a geologist, $35,451 in consulting fees, $35,930 for project management, and $1,283 for travel, accommodation and other expenses at the properties. Of the total, $60,464 was allocated to 701 JV, $6,887 to 702 JV, $11,295 to 703 JV and $7,851 to Huixian JV.


FINANCING

The main source of financing of the Company during the period was a private placement and exercise of stock options. In January 2002, the Company completed a non-brokered private placement of 2,600,000 units at the price of $0.10 per unit to raise gross proceeds of $260,000. Each unit was comprised of one common share and one share purchase warrant.
Each warrant will entitle the holder to purchase one additional common share at the price of $0.10 per share for a period of two years.
On May 27, 2002, all 2,600,000 purchase warrants were exercised.

In January 2002, 1,072,000 stock options were exercised at $0.10 per share. In May 2002, a further 1,438,000 shares were exercised at the price of $0.10 per share.

On March 5, 2002, the Company announced a new tentative private placement on revised terms. The Company is to raise a minimum of US$500,000 and a maximum of US$3,000,000 through the issuance of convertible debentures.
The convertible debentures will bear interest at 8% per annum and principal and interest will be payable on-demand after the expiry of one year from the closing. Interest is payable annually and secured by an interest in the diamonds produced from the 701 Changma diamond mine. The debentures will be convertible into common shares of the Company until the second anniversary of the closing at the greater of Cdn$0.10 per share and 80% of the current market price of the shares of the Company at the time of conversion.

On May 28, 2002, the Company announced that it has retained the services of The Camelot Group, Inc. to act as its agent and provide personalized financial service. In consideration, the Company will pay to Camelot a US$20,000 non-refundable retainer, a consulting fee of US$4,000 per month for the engagement period and any extensions thereof and will issue to Camelot common shares equivalent to approximately 2% of the issued and outstanding shares of the Company by way of stock options at the market price at the time when the stock option of the stock options are granted. This agreement is subject to regulatory approval.

LIQUIDITY  AND  CAPITAL  RESOURCES

The Company had no operating revenues and during the three months ended
March 31, 2002, incurred net loss of $442,888.   On March 31. 2002, the
Company had a working capital deficiency of $1,104,128. Consequently, the Company's ability to continue as a going concern is dependent on the support of its creditors, the Company's ability to obtain additional financing and, ultimately, the attainment of profitable operations.
The Company has been actively seeking financing to cover the working capital deficiencies. Whenever the Company considers it appropriate, the Company negotiates with its debtors to settle its debt with common shares of the Company.



ITEM  6   DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.    DIRECTORS  AND  SENIOR  MANAGEMENT

As at December 31, 2001, the names, municipality of residence, position, and principal business or occupation in which each director, officer and executive officer of the Company has been engaged during the immediately preceding year, is as follows:

                                                                         NUMBER OF SHARES
NAME AND                                                           BENEFICIALLY HELD, DIRECTLY   PERCENTAGE OF
MUNICIPALITY OF            PRINCIPAL OCCUPATION(S) FOR THE PAST           AND INDIRECTLY          ISSUED SHARE
RESIDENCE                             FIVE (5) YEARS                (AS AT DECEMBER 31, 2001)       CAPITAL
-----------------------  ----------------------------------------  ----------------------------  --------------

JAMES POE                President and Chief Executive Officer of                 6,096,000 (1)           7.98%
Hong Kong, PRC           the Company since June 1998; Chairman
Chairman, President and  of the Company since July 1998; Director
Director                 of the Company since June 1998;
                         Chairman of the four (4) Chinese Joint
                         Venture Companies since 1994

GEORGE LAFORME           Director of the Company since June 1998;                      540,461            0.71%
Hong Kong, PRC           Vice-President of Bombardier Co., Asia
Vice-Chairman and        Pacific Division since June 1995 and
Director                 otherwise with Bombardier for 16 years

SHIJIE HU                Director of Linyi Crystal Bright Diamond                       10,000            0.01%
Linyi, People's          Development Co.; Director of the
Republic of China        Company since January 1, 2001
Director

ALBERT WU                Officer since May, 2001, Accountant                              Nil              Nil
Vancouver, BC
Corporate Treasurer and
Corporate Secretary

Notes:  (1)  Includes  5,000,000  common shares loaned to the Company.


The term of office for the Company's directors, officers and members of the audit and executive committees expires at each annual general meeting. After each annual general meeting, the board of directors appoints officers and committee members for the ensuing year.


B.   COMPENSATION

The following tables set forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for each of the past three completed fiscal years in respect of each of the individuals who were, as of December 31, 2001, the Chief Executive Officer and the other four most highly-compensated executive officers of the Company (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such at the end of the most recently completed financial year.

                               Annual compensation               Long Term Compensation Awards Payouts
-------------------  --------------------------------------  --------------------------------------------
                                                              Common
                                                              Shares    Restricted
                                                  Other        Under    Shares or                 All
Names and            Fiscal                      Annual      Options/   Restricted   LTIP        Other
Principal             Year   Salary   Bonus   Compensation     SARs       Share     Payout   Compensation
Position              End      ($)     ($)         ($)        Granted     Units       ($)         ($)
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------
James Poe (1)          2001      Nil     Nil        379,118  3,000,000         Nil      Nil           Nil
Chairman               2000      Nil     Nil        444,937  2,025,000         Nil      Nil           Nil
President and          1999      Nil     Nil         90,400        Nil         Nil      Nil           Nil
Chief Executive
Officer
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------

Paula Poe (2)          2001      Nil     Nil        102,000    900,000         Nil      Nil           Nil
Former Chief           2000      Nil     Nil         76,500  1,725,000         Nil      Nil           Nil
Financial Officer      1999      Nil     Nil         57,600    286,000         Nil      Nil           Nil
and Director
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------

Donald Nicholson (3)   2001      Nil     Nil            Nil        Nil         Nil      Nil           Nil
Former Chief           2000      Nil     Nil        110,000  1,500,000         Nil      Nil           Nil
Operating Officer      1999      Nil     Nil            Nil        Nil         Nil      Nil           Nil
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------

Shirley Morgan         2001      Nil     Nil         40,893        Nil         Nil      Nil           Nil
Former                 2000      Nil     Nil         40,000    500,000         Nil      Nil           Nil
Corporate Secretary    1999      Nil     Nil            Nil        Nil         Nil      Nil           Nil
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------

Albert Wu (4)          2001      Nil     Nil         48,125        Nil         Nil      Nil           Nil
Corporate Treasurer    2000      Nil     Nil            Nil        Nil         Nil      Nil           Nil
and Corporate          1999      Nil     Nil            Nil        Nil         Nil      Nil           Nil
Secretary
-------------------  ------  -------  ------  -------------  ---------  ----------  -------  ------------

     (1) James Poe has been President, Chief Executive Officer and a director since June 26, 1998, and Chairman since July 23, 1998. Mr. Poe has also been President of a wholly-owned subsidiary, Winluck (Bahamas) Ltd., since October 10, 1997. Mr. Poe received $279,118 cash compensation from a private Hong Kong company under common management plus 1,000,000 shares valued at $0.10 per share as bonus interest in connection with a loan of 5,000,000 common shares to the Company.

     (2) Paula Poe resigned as Chief Financial Officer and Secretary of the Company in June 2000 and ceased as director on September 27, 2000. Mrs. Poe received $102,000 cash compensation through a company controlled by her.

     (3) Donald Nicholson was interim President from February 6, 1998 to February 27, 1998, a director from January 7, 1998 to February 27, 1998, and a director from February l, 2000 and subsequently was appointed as Executive Vice-President and Chief Operating Officer and Chief Financial Officer on September 27, 2000. Mr. Nicholson received compensation through a company controlled by him.

     (4) Albert Wu was appointed as Corporate Treasure on May 8, 2001 and as Corporate Secretary on July 1, 2001. Mr. Wu received fees through a company controlled by him.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year, except as disclosed herein.

LONG-TERM  INCENTIVE  PLAN  AWARDS  TO THE NAMED EXECUTIVE OFFICERS AND OFFICERS

There were no long term incentive plans or pension plans in place for any Named Executive Officer or Officer of the Company during the most recently completed financial year.

OPTIONS  &  SARS  GRANTED  TO  THE  NAMED  EXECUTIVE  OFFICERS

The Company has reserved 10% of the issued treasury shares for issuance to directors, officers and key employees at prices in accordance with the policies of the regulatory authorities governing the Company's securities. Options provide optionees with a form of remuneration and an incentive to act in the best interest of the Company. The grant of the options is subject to regulatory approval.

The following table sets forth particulars concerning each grant of options and SARS by the Named Executive Officer, and the value of unexercised options and
SARS:

----------------------  -----------------  -----------------  ------------  -------------------  ----------------
                                              % OF TOTAL                      MARKET VALUE OF
                                             OPTIONS/SAR'S                      SECURITIES
                                              GRANTED TO                        UNDERLYING
                        SECURITIES UNDER   EMPLOYEES DURING                    OPTIONS/SAR'S
NAME OF EXECUTIVE         OPTION/SAR'S      FISCAL YEAR    EXERCISE OR     ON THE DATE OF
OFFICER AND/OR OFFICER     GRANTED (#)           2001          BASE PRICE   GRANT ($/SECURITY)     EXPIRY DATE
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

James Poe                         750,000              9.04%  $       0.37  $              0.37  January 31, 2002
                                1,275,000             15.36%  $       0.10  $              0.10      June 1, 2005
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

Paula Poe (1)                     450,000              5.42%  $       0.37  $              0.37  January 31, 2002
                                1,275,000             15.36%  $       0.10  $              0.10      June 1, 2005
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

Donald Nicholson                  750,000              9.04%  $       0.37  $              0.37  January 31, 2002
                                  750,000              9.04%  $       0.10  $              0.10      June 1, 2005
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

Shelley Morgan                    500,000              6.02%  $       0.10  $              0.10      June 1, 2005
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

Albert Wu                             Nil                Nil           N/A                  N/A               N/A
----------------------  -----------------  -----------------  ------------  -------------------  ----------------

     (1)  Paula  Poe  resigned  as  Corporate  Secretary effective June 1, 2000.


OPTIONS AND SARS EXERCISED BY THE NAMED EXECUTIVE OFFICERS AND OFFICERS

The following table sets forth particulars concerning each exercise of options and SARS by the Named Executive Officer, and the value of unexercised options and SARS as of December 31, 2001:


           AGGREGATED OPTIONS AND SARS EXERCISED AND THE OPTION VALUE
--------------------------------------------------------------------------------
                                                                     VALUE OF
                              NUMBER OF                NUMBER OF   UNEXERCISED
                             SECURITIES   AGGREGATED  UNEXERCISED  IN-THE-MONEY
                             ACQUIRED OR    VALUE       OPTIONS      OPTIONS
NAME                          EXERCISED    REALIZED   EXERCISABLE  EXERCISABLE
---------------------------  -----------  ----------  -----------  -------------

James Poe (2)                    750,000         Nil    1,275,000        12,750
President, Chairman and
Chief Executive Officer
and Director
---------------------------  -----------  ----------  -----------  -------------

Paula Poe (1)                  1,486,000      15,000      525,000         5,250
Corporate Secretary and
Chief Financial Officer
and Director
---------------------------  -----------  ----------  -----------  -------------

Donald Nicholson               1,350,000      30,000      150,000         1,500
Former Chief Operating
Officer
---------------------------  -----------  ----------  -----------  -------------

Shelley Morgan                       Nil         Nil      500,000          5,000
Former Corporate Secretary
---------------------------  -----------  ----------  -----------  -------------

Albert Wu                            Nil         Nil          Nil            Nil
Corporate Treasurer and
Corporate Secretary
---------------------------  -----------  ----------  -----------  -------------

(1)  Paula  Poe  resigned  as  Corporate  Secretary  effective  June  I,  2000.

(2)  At  the  date  of  exercise,  these  options  were  not  in  the  money.

There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES OR CONTROL AND EMPLOYMENT CONTRACTS

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officers, except as set forth above.

Other than as disclosed herein, no other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS  TO  THE  COMPANY  OF  DIRECTORS  AND  OFFICERS

None of the directors and officers of the Company is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding
as  at  the  date  of  this   Registration Statement.


C.    BOARD  PRACTICES

The Board of Directors was elected at the annual meeting of shareholders on December 21, 2001 and will serve one year terms until either re-elected or replaced.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors or for services rendered as consultants or experts up to and including the date hereof.

The Company's audit committee consists of Mr. James Poe, Mr. George LaForme, and Mr. Shijie Hu. The audit committee is responsible for overseeing management reporting and internal control,

D.   EMPLOYEES

The following table details number of employees at end of the three most recent fiscal year end dates:

                                                2001          2000          1999
                                              ------        ------        ------

                 Number of employees               -             -             1
                                              ======        ======        ======

The above table does not include employees at the mineral properties on which the Company has option interest.



ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
----------------------------------------------------------------

A.  MAJOR  SHAREHOLDERS

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as disclosed below.

The following table lists as of June 17, 2002, all persons/companies known to the Registrant to be the beneficial owner of more than five percent (5%) of the outstanding common shares of the Registrant.

-------------------------  ----------  ------------
                           Amount and
Name of                    Nature of
Beneficial                 Beneficial    Percent
Owner                      Ownership   Outstanding
-------------------------  ----------  ------------

CDS & Co                   67,899,207         79.1%
Auber Investment Inc.       6,594,698          7.7%
-------------------------  ----------  ------------

B.  RELATED  PARTY  TRANSACTIONS

On April 26, 2000, The Changma Joint Venture entered into an agreement with a private company, wherein this private company was granted a right of first refusal to purchase all the diamond production of the 701 Changma Mine. Detailed terms are subject to further negotiation. This private company is controlled by James Poe, the President and Director of the Company.

During the last completed financial year, the Company incurred $111,775 to a private company controlled by Paula Poe, a former director and Chief Financial Officer of the Company, for cash advances, management fees and other expenses. During the year, $90,000 was assigned to another related party. As at December 31, 2001, $21,775 was outstanding and is unsecured, non-interest bearing and without specific terms of repayment.

During 2001, the Company incurred $551,063 to a private Hong Kong company under common management for cash advances and administrative and technical support services in China. The Company made repayments of $2,000 to this company and $412,629 was assigned to another related party and as a result, an amount of $174,478 was owing to this company at December 31, 2001, which is unsecured, non-interest bearing and without specific terms of repayment.

During 2001, the Company incurred $589,971 to a private company under common management for cash advances, rent, administration expenses and other expenses paid on behalf of Company. In addition, $502,629 was assigned to this company by other related parties. During the year, the Company made repayments of $958,285 and as December 31, 2001, $218,267 was outstanding. This debt is unsecured, non-interest bearing and without specific repayment terms.

The Company incurred consulting fees, management fees, salaries and exploration Development costs which were paid directly and indirectly, through affiliated companies, to certain current or former officers and directors, shareholders and Relatives of directors of the Company. The amounts incurred are summarized as follows:

                                  December 31, 2001    December 31, 2000
                                  -----------------    ------------------
Consulting fees                   $          38,721    $           28,800
Management fees                             274,079               178,262
Professional fees                            96,483                     -
Salaries                                          -                 8,775
Exploration and development costs           360,737               589,069
Business investigation costs                      -                35,000
Office and general                          143,236                     -
                                  -----------------    ------------------
Total                             $         913,256    $          839,906
                                  =================    ==================

Save and except the foregoing, or as disclosed elsewhere in this document, since
January  1,  2002,  being  the  commencement  of  the  Company's   current
financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a)  any  director  or  officer  of  the  Company;
(b)  any  proposed  nominee  for  election  as  a  director  of  the  Company;
(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and
(d)  any  associate  or  affiliate  of  any  of  the  foregoing  persons.


C.   INTERESTS  OF  EXPERTS  AND  COUNSEL

     None


ITEM  8.  FINANCIAL INFORMATION
-------------------------------


A.   CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

Refer  to  Item  17,  which contains the following financial statements.

Pan Asia Mining Corp. audited consolidated financial statements for the years ended December 31, 1998, December 31, 1999, December 31, 2000, December 31. 2001, and an Unaudited consolidated financial statements for the three months ended March 31, 2002, and March 31, 2001.

To date, the Company has not declared dividends. It is the Company's policy to retain all funds as working capital in order to build the business. The Company does not have any plan to pay dividends in the near future.

B.   SIGNIFICANT  CHANGES

Since the date of the audited consolidated financial statements there have been no significant changes except working capital deficiency increased by $79,697 to the total amount of $1,104,128 as of March 31, 2002.


ITEM  9.  THE  OFFERING  AND  LISTING
-------------------------------------

A.     Listing  Details

The following tables set forth the reported high and low closing bid prices on the TSX Venture Exchange for (a) the last five most recent fiscal years; (b) each quarterly period for the last two fiscal years; and (c) each month for the last six months.


             CANADIAN VENTURE EXCHANGE TRADING ACTIVITY
                         (CANADIAN DOLLARS)


           Period Ended        Period   High    Low    Close
           ------------------  -------  -----  -----  ------

           March 31, 2002      Month    $0.08  $0.05  $ 0.06
           December 31, 2001   Month     0.09   0.06    0.07
           November 30, 2001   Month     0.09   0.06    0.08
           October 31, 2001    Month     0.10   0.07    0.09
           September 30, 2001  Month     0.10   0.07    0.10
           August 31, 2001     Month     0.08   0.05    0.08
           July 31, 2001       Month     0.06   0.02    0.05

           March 31. 2002      Quarter   0.12   0.05    0.06
           December 31, 2001   Quarter   0.10   0.06    0.07
           September 30, 2001  Quarter   0.10   0.02    0.10
           June 30, 2001       Quarter   0.11   0.03    0.03
           March 31, 2001      Quarter   0.13   0.06    0.07
           December 31, 2000   Quarter   0.24   0.07    0.11
           September 30, 2000  Quarter   0.39   0.10    0.24
           June 30, 2000       Quarter   0.25   0.12    0.15
           March 31, 2000      Quarter   0.45   0.12    0.18

           December 31, 2001   Year      0.13   0.02    0.07
           December 31, 2000   Year      0.45   0.07    0.11
           December 31, 1999   Year      1.05   0.11    0.14
           December 31, 1998   Year      0.75   0.09    0.18
           December 31, 1997   Year      6.95   0.55    0.61


The Company's common shares are issued in registered form. Computershare Trust Company of Canada (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the common shares.

On June 17, 2002, the shareholders' list for the Company's common shares showed 112 registered shareholders and 85,872,793 shares outstanding. Eighteen of these registered shareholders were US residents, holding 2,571,121 shares or 2.99% of the total issued stock.

In November 2001, the Company had researched indirect holdings registered to the various depository institutions and stockbrokerage firms and estimates that there were 48 "holders of record" resident in the United States holding 5,819,666 shares.

Based on the above research and other research, the Company estimates that there are in excess of 2,200 beneficial shareholders.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.   Plan  of  Distribution

Not  applicable  to  this  registration  statement  under  the  Exchange  Act.

C.   Markets

The Company's common shares trade on the TSX Venture Exchange (TSX) in Canada, having the trading symbol "PAR" and CUSIP# 697935104.

D.   Selling  Shareholders

Not  applicable  to  this  registration  statement  under  the  Exchange  Act.

E.   Dilution

Not  applicable  to  this  registration  statement  under  the  Exchange  Act.

F.   Expenses  of  the  Issue

Not  applicable  to  this  registration  statement  under  the  Exchange  Act.



ITEM  10.  ADDITIONAL  INFORMATION
----------------------------------

     A.   Share  Capital

The Company is authorized to issue only one class of capital stock, that is unlimited number of shares of Common Stock without par value. There are 80,074,793 shares of Common Stock issued, all of which are fully paid as of March 31, 2002. In addition, there are 3,588,000 stock options which remain unexercised as of March 31, 2002.

The following table reconciles the number of shares of Common Stock issued and outstanding as of the beginning and end of the last fiscal year:


Date                Explanation            Price    Shares
---------  ------------------------------  -----  ----------
31-Dec-00  Balance                                66,772,793
           Shares issued during the year:
             Stock options exercised        0.10   8,630,000
             Bonus shares issued            0.10   1,000,000
                                                  ----------

31-Dec-01  Balance                                76,402,793
                                                  ==========

The following table sets forth a history of the Company's Common Stock for the last three years:

Date                  Explanation             Price    Shares       Amount
---------  ---------------------------------  -----  ----------  ------------

31-Dec-98  Balance                                   25,746,013  $27,270,462
           Shares issued during the year:
           Stock options exercised             0.15     400,000       60,000
           Stock options exercised             0.35     734,884      257,209
           Stock options exercised             0.60      85,000       51,000
           Stock options exercised             0.50     134,000       67,000
           Private placement                   0.20   1,500,000      300,000
           Private placement                   0.18  11,100,000    1,998,000
           Share issuing expenses                                   (122,500)
           Exercise of warrants                0.20   1,500,000      300,000
           Settlement of debt                  0.18   5,363,201      965,376
           Financing fees                      0.18      80,000       14,400
                                                     ----------  ------------
31-Dec-99  Balance                                   46,643,098   31,160,947
           Shares issued during the year:
           Exercise of GFPL special warrants      -   3,174,000            -
           Stock options exercised             0.50   1,081,000      540,500
           Stock options exercised             0.37   2,750,000    1,017,500
           Stock options exercised             0.10   1,350,000      135,000
           Private placement                   0.10  10,619,909    1,061,991
           Settlement of interest payable      0.42      31,746       13,333
           Settlement of debt                  0.18     680,555      122,500
           Settlement of debt                  0.14     442,485       61,948
           Less subscription receivable                               (7,500)
                                                     ----------  ------------
31-Dec-00  Balance                                   66,772,793   34,106,219
           Shares issued during the year:
           Subscriptions received                             -        7,500
           Stock options exercised             0.10   8,630,000      863,000
           Bonus shares issued                 0.10   1,000,000      100,000
                                                     ----------  ------------

31-Dec-01  Balance                                   76,402,793  $35,076,719
                                                     ==========  ============

B.   Memorandum  and  Articles  of  Incorporation

The Company's Board of Directors (the "Board") is responsible for supervising the conduct of the Company's affairs and the management of its business, including the strategic direction of the Company, monitoring and managing the principal risks affecting the business, appointing and supervising senior management, ensuring effective communications with shareholders and the public generally and ensuring the integrity of the Company's internal control and management information systems.


The  current  Board,  as  described  herein is comprised of three (3) directors.

At present, the Audit Committee is comprised of three directors, one of whom is an officer of the Company. The mandate of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company's auditors. The activities of the Audit Committee including reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

At present, the Executive Committee is comprised of three (3) directors, one (1) member, being James Poe, is also an officer of the Company. The mandate of the Executive Committee is to exercise all of the powers vested in the Board of Directors subject only to those restrictions specified in the Company's By-Laws.

The Board does not have in place programs for succession of management and training of management. Due to the size of the Company, management personnel who are already trained are engaged as required to fill vacancies. The performance of management is reviewed on a continual basis by the Board.

The Board is of the view that the Company's shareholders are the most important assessors of Board performance and that they provide the most effective and objective assessment of the Board's performance. Management has instituted procedures to monitor and promptly address shareholder concerns, and the Board has directed management to apprise the Board of any major concerns expressed by shareholders.

The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so, and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Company's directors receive no fees for acting as such and the Board's philosophy is that the major part of the Directors' remuneration should be tied to the enhancement of shareholder value.

Accordingly, the Directors of the Company are compensated primarily through stock options. In the coming year, the Company may nevertheless pay fees to Directors in respect of time spent on committees of the Board or for other services that have been rendered.


C.   Material  Contracts

     1. Joint Venture Agreement dated February 3, 1994 and amended on July 1, 1994 between China Non-Metal Mine Enterprise Group 701 Mine and VVS1 Limited, a wholly owned subsidiary of the Company:

          Pursuant to this agreement, the Company has a contractual right to acquire a 50% joint venture interest in the 701 Changma Diamond mine located in Shandong Province, the People's Republic of China. In order to earn its interest, the Company must contribute a total of US$3,000,000 over a period of three years from the date of business license on June 27, 1994.

          During a joint venture meeting on March 17, 2001, a payment schedule with respect to the remaining capital contribution was agreed upon with the joint venture partners as below:

            (a)  US$300,000 due  by  March  31,  2001;
            (b)  US$200,000 due  by  April  15,  2001;
            (c)  US$350,000 due by June 30, 2001, on a best efforts basis; and
            (d)  Any  remaining  balance  due  by  September  30,  2001.

          To date, only US$62,909 were paid and the balance is still outstanding.

     2. By an agreement dated March 24, 2002, the Changma Joint Venture agreed to have the balance of the cash contribution approximately US$1,500,000 be delayed until the joint venture board meet again in May 2002 or such other time as mutually agreed upon. The Company further agreed to have US$500,000 be paid by April 10, 2002 and the balance before May 31, 2002.

          To date, only US$62,909 were paid and the balance is still outstanding.

     3. Joint Venture Agreement dated January 31. 1994 between Mengshan Diamond Development Corporation and China Best (Asia) Limited, a wholly owned subsidiary of the Company:

          Pursuant to this agreement, the Company has a contractual right to acquire a 50% joint venture interest in the 702 diamond property located in Shandong Province, the People's Republic of China. In order to earn its interest, the Company must contribute a total of US$5,000,000. The first US$1,000,000 was due on January 31, 1995 and the payment schedule for the balance of US$4,000,000 to be decided by the board of directors of the joint venture company.

     4. Joint Venture Agreement dated August 22, 1996 between Shandong Lin Yi Geology and Mineral Resources Development Company and Crystal Bright
          (Asia)  Limited,  a  wholly  owned  subsidiary  of  the  Company:

          Pursuant to this agreement, the Company has a contractual right to acquire a 50% joint venture interest in the 703 diamond property located in the People's Republic of China. In order to earn its interest, the Company must contribute a total of US$1,500,000.

     5. Joint Venture Agreement dated February 1994 and amended on August 29, 1997 between Huixian Copper & Metal Mine and Gold Field (Pacific) Limited, a wholly owned subsidiary of the Company:

          Pursuant to this agreement, the Company has a contractual right to acquire a 50% joint venture interest in the Huixian copper/gold mine located in Shandong Province, the People's Republic of China. In order to earn its interest, the Company must contribute a total of US$4,500,000. Of the total cash contribution, US$1,000,000 is due in 1994, US$1,000,000 in 1995, US$1,000,000 in 1996 and the balance of
          US$1,500,000 is to be decided by the board of directors of the joint venture company.

     6. Loan agreement dated April 12, 2001 whereby Mr. James Poe, the President of the Company agreed to put up 5,000,000 common shares of the Company to be sold privately to raise funds needed for the 701 Joint Venture, subject to regulatory approval. The loan is repayable in one year at the rate of prime plus 5% per annum. The Company also agreed to pay 20% bonus, payable in cash or in common shares of the Company. This loan was approved on October 1, 2001.


D.   Exchange  Controls

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.

These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.   Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.


North  American  Free  Trade  Agreement  (Canada)
-------------------------------------------------

The  Investment  Act  was  amended  with the North American Free Trade Agreement
(NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment
Act)  after  1992.

Disposition  of  Common  Shares
-------------------------------

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm's length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Company's stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend
--------

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares pending ratification of the Protocol amending the treaty; the Protocol has been ratified by the USA and is awaiting ratification in Canada). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the US holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.



Capital  Gains
--------------

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

Certain  United  States  Federal  Income  Tax  Consequences
-----------------------------------------------------------

The following is a discussion of certain possible United States Federal income tax consequences, under the law generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S.  Holders
-------------

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions  on  Common  Shares  of  the  Company
---------------------------------------------------

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign  Tax  Credit
--------------------

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely
reduces  the  taxpayer's  income  subject  to  tax.   This  election  is made on
year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability  that  the  U.S. Holder's  foreign  source  income  bears  to  his/her
or   its  worldwide   taxable  income.   In  the  determination  of   the
application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition  of  Common  Shares  of  the  Company
-------------------------------------------------

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other  Considerations
---------------------

In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and c) the majority of its assets are actively managed (not passively held), the Company believes that it is not a "Foreign Personal Holding Company", "Foreign Investment Company", "Passive Foreign Investment Company", or a "Controlled Foreign Corporation".

Foreign  Personal  Holding  Company
-----------------------------------

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign  Investment  Company
----------------------------

If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.


Passive  Foreign  Investment  Company
-------------------------------------

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.


Controlled  Foreign  Corporation
--------------------------------

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United
States  shareholder"),  the  Company  could  be  treated  as   a  controlled
foreign  corporation"  under  Subpart  F  of  the  Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Company's earnings invested in U.S. property; and of earnings invested "excess passive assets" (as specifically defined by the Code). the Company, In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.   Dividends  and  Paying  Agents

     Not  applicable.

G.   Statement  of  Experts

     Not  applicable.

H.   Documents  on  Display

Upon the effectiveness of this filing, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Company will thereafter file reports and other information with the SEC. You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C.
20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, n. 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-O330.

The Company is required to file reports and other information with the securities commission in all provinces of Canada You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions.
These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Company has included in this report certain information disclosed in the Company's Information Circular prepared under Canadian securities rules.

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address:

Suite 900 - 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6 Attention Investor Relations, telephone number 1-888-328-8833.



I    Subsidiary Information.

     Not required in this Registration Statement.


ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURE  ABOUT  MARKET  RISK
--------------------------------------------------------------------------

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company is exposed to some market risk through diamond prices, related to its diamond inventory at December 31, 2001 of approximately $62,691.

The mining industry in general is intensely competitive and there is no assurance that a profitable market will exist for the sale of mineral resources that are developed. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Although the prices of gold, copper and diamonds have been relatively stable, no assurance may be given that prices for such minerals will remain so. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and the economic viability of any of the Company's mineral projects cannot accurately be predicted.

The Company conducts substantially all of its mineral exploration activities outside of Canada; the majority of transactions are denominated in US dollars. For those transactions denominated in currencies other than the Canadian dollar, to the extent possible, the Company maintains cash balances denominated in these currencies to settle foreign currency obligations. The Company's management believes that fluctuations in interest rates and currency exchange rates in the near term would not materially affect the Company's consolidated operating results, financial position or cash flows as the Company has limited risks related to interest rate and currency exchange rate fluctuations.

The PRC has a history of stable exchange rates and few major fluctuations and the Company believes that the risk to it of such fluctuations is low. The PRC currency was not significantly affected by the Asian economic crisis affecting so many other currencies in the region.

As the Company is in the exploration stage, it presently has no activities related to derivative financial instruments or derivative commodity instruments.


ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES
-----------------------------------------------------------------------

Not applicable.




                                     PART II
                                     -------

Not required in  a Registration Statement under the Exchange Act.


                                    PART III
                                    --------


ITEM  17.  FINANCIAL  STATEMENTS
--------------------------------

The financial statements are attached as part of Item 19 Exhibits.


ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

Not  applicable

ITEM  19.  EXHIBITS
-------------------

Exhibit  Description
-------  -----------

1.1      Articles of Continuance

1.2      Bylaws

8.1      List of Subsidiaries

10.1     Joint Venture Agreement dated February 3, 1994 and amended on July 1,
         1994 between China Non-Metal Mine Enterprise Group 701 Mine and
         VVS1 Limited, a wholly owned subsidiary of the Company.

10.2     Joint Venture Agreement dated January 31. 1994 between Mengshan
         Diamond Development Corporation and China Best (Asia) Limited, a wholly owned subsidiary of the Company.

10.3     Joint Venture Agreement dated August 22, 1996 between Shandong Lin
         Yi Geology and Mineral Resources Development Company and Crystal
         Bright (Asia) Limited, a wholly owned subsidiary of the Company.

10.4     Joint Venture Agreement dated February 1994 and amended on August
         29, 1997 between Huixian Copper & Metal Mine and Gold Field (Pacific)
         Limited, a wholly owned subsidiary of the Company.

10.5     Loan agreement dated April 3, 2001.

10.6     Letter agreement dated March 24, 2002 between China Non-Metal Mine
         Enterprise Group 701 Mine and VVS1 Limited.

10.7     Marketing Agreement dated April 26, 2000 between Mengyin VVSI Co. Ltd.
         and Forever Diamond Limited

17.1     Consolidated Financial Statements for Three Months Ended March 31,
         2002 (Unaudited) and for the Years Ended December 31, 2001, 2000, and
         1999 (Audited)

17.2     Consent of LaBonte & Co.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                     PAN ASIA MINING CORP.


                                     By:  /s/  JAMES  POE
                                        ----------------------------------
                                        JAMES  POE
                                        Its: President & Chief Executive Officer

DATED:  July 12, 2002
        -------------